FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2017

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on February 16, 2017 regarding changes to the Registrant's proxy materials in connection with the Registrant's Special General Meeting on February 27, 2017.

The changes are: (a) a change in Section 15.4 to the Compensation Policy, as follows: The Registrant's ability to exempt officers from liability arising out of any damage suffered by it, due to the officer's breach of his duty of care towards the Registrant while acting in his capacity as an officer, was limited such that the exemption will not apply in relation to any act or omission by the officer in connection with a decision or a transaction in which a controlling shareholder or any officer has a personal interest. The aforementioned limitation will not apply to officers who were first appointed prior to the approval of such Compensation Policy by the Registrant's shareholders (February 27, 2017) and who are entitled to an exemption based on past decisions made by the Registrant; (b) the addition in Section 35.8 of the Proxy of a clarification to the Audit Committee's and Board of Directors' reasons with respect to the decision to terminate the Registrant's services agreement with Discount Investments Corporation Ltd.

The Proxy Statement and the annexures thereto incorporating the abovementioned changes are attached hereto.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: February 16, 2017

3

Elron Electronic Industries Ltd.
(the "Company")

~~January 22~~February 16, 2017
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim street	54 Ehad Ha'am street
Jerusalem 95464	Tel Aviv 65202

Via Magna	Via Magna

Re: Complementary Immediate Report regarding the convening of a special general meeting of the Company's shareholders

A~~n~~ complementary immediate report (the "Report") is hereby given pursuant to the Companies Law, 5759-1999 (the "Companies Law"), the Securities Law, 5728-1968 (the "Securities Law"), the Securities Regulations (Periodic and Immediate Reports), 5730-1970 ("Immediate Report Regulations") and pursuant to the Companies Regulations (Notice and Announcement of General Meetings and Class Meetings in a Public Company and the Addition of Issues to the Agenda), 5760-2000 (the "Notice & Announcement  Regulations")  and  the  Securities  Regulations  (Transaction between a  Company and the Controlling Shareholder therein), 5761-2001 ("Transaction with a Controlling Shareholder Regulations"), regarding the summoning of an annual general meeting of the Company's shareholders, which will be held on February 27, at 15:30 (Israel time) at the Company's offices at 3 Azrieli Center, Triangular Tower, Floor 42, Tel Aviv, the agenda of which shall consist of the issues specified in this Report below.

The changes in this complementary report vis-à-vis the original report dated January 22, 2017 (the "Original Report") are: (a) a change in Section 15.4 to the Compensation Policy, vis-à-vis the version published under the Original Report, as follows: The Company's ability to exempt office holders from liability arising out of any damage suffered by it, due to the office holder's breach of his duty of care towards the Company while acting in his capacity as an officer, was limited such that the exemption will not apply in relation to any act or omission by the officer in connection with a decision or a transaction in which a controlling shareholder or any officer has a personal interest. The aforementioned limitation will not apply to officers who were first appointed prior to the approval of such Compensation Policy by the Company's shareholders (February 27, 2017) and who are entitled to an exemption based on past decisions made by the Company; (b) the addition in Section 35.8 of this Report of a clarification to the Audit Committee's and Board of Directors' reasons with respect to the decision to terminate the Company's services agreement with Discount Investments Corporation Ltd.

1.	The issues on the agenda:

The agenda of the meeting shall include the following resolutions:

1.1.	To approve the Company's officers compensation policy, attached as Annex A hereto (the "Compensation Policy"), according to Section 267A of the Companies Law.

The changes in the Company's officers Compensation Policy are marked on Annex A compared with the Compensation Policy which was last approved by the Company's general meeting on January 12, 2014. The Company's officers Compensation Policy, if approved, will remain in effect for 3 years commencing on January 12, 2017 (the date of expiration of the previous Compensation Policy).

For further details regarding this decision see Part B of this Report below.

1.2.	To approve the following decisions as one decision:

1.2.1.
To terminate the Company's engagement with Discount Investment Corporation Ltd. ("DIC"), a controlling shareholder of the Company, in a Services Agreement commencing from March 31, 2017 and to approve the agreements between the Company and DIC in respect thereof as described in Part C hereto.

1.2.2.	To approve terms of office and employment of the serving CEO, Mr. Ari Bronshtein (the "CEO").

For further details regarding these decisions see Part C of this Report below.

1.3.
To appoint the accounting firm of Kesselman & Kesselman (PWC) as the joint auditors of the Company, such that the accounting firm of Kost Forer Gabbay & Kasierer (the Company's auditors as of the date of this Report) and the accounting firm of Kesselman & Kesselman (PWC) will serve as the Company's auditors, jointly, until the end of the next annual general meeting of the Company, and the authorization of the Company's Audit Committee and Board of Directors to determine their fees as the auditors.

See Part D hereinbelow for further details regarding this resolution.

1.4.
To approve the grant of indemnification letters to directors and officers of the Company, who are serving or who will serve therein from time to time, who them and/or their relatives are controlling shareholders of the Company and/or in the grant of which the controlling shareholders of the Company could have a personal interest, for their actions in the capacity of their office at the Company and for their actions in the capacity of their office upon the Company's request, as the officers in another Company, in which the Company holds shares, directly or indirectly, or that the Company has any interest in, under the identical terms of the current indemnification letter existing in the Company and attached as Annex C hereto, as specified below. To the extent that this resolution is approved, the letters of indemnification that will be granted to directors and to officers who and/or whose relatives are controlling shareholders, shall remain in effect for three years commencing from the date of approval of the shareholders meeting convened hereby.

See part E herein below for further details regarding this resolution.

Part A – details regarding the summoning of the general meeting

2.	Record Date

The record date for the purpose of a shareholder's entitlement to participate in and vote at the Meeting, pursuant to Section 182 of the Companies Law, is the end of the trading day on Tel Aviv Stock Exchange Ltd. occurring on January 29, 2017 (the "Record Date"). In the event that no trading is carried out on the Record Date, the Record Date shall be the last trading day preceding such date.

3.	Legal Quorum and Adjourned Meeting

A legal quorum shall be constituted upon the presence, either in person or by proxy, of at least two shareholders holding, in total, more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time scheduled for the opening of the Meeting. If legal quorum is not present at the general meeting at the end of one half hour from the time scheduled for commencement of the meeting, the general meeting shall be adjourned to the same day the following week, at the same time and location. If no legal quorum is present at the adjourned meeting one half hour after the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, who is present in person or by proxy, shall constitute a legal quorum.

4.	Required Majority

4.1.
The majority required for adoption of the proposed resolutions specified in Sections 1.1 and 1.2 of this Report is a simple majority of the shareholders entitled to vote and participating in the vote, in person or by an attorney (including by proxy or a voting card) provided that one of the following is fulfilled:

(1)
The majority vote count at the general meeting will include a majority of all votes of shareholders who are neither the controlling shareholders at the Company nor have any personal interest in the approval of the resolutions, participating at the vote; the vote count of such shareholders shall exclude the abstaining votes;

(2)	The total dissenting votes from among the shareholders specified in Section (1) above does not exceed two percent of the total voting rights in the Company.

4.2.
The majority required for adoption of the resolution on the matter specified in Section 1.3 above is a simple majority of the shareholders entitled to vote and participating in the vote, in person or by proxy.

4.3.
The majority required for adoption of the proposed resolution specified in Section 1.4 of this Report is a simple majority of the shareholders entitled to vote and participating in the vote, in person or by an attorney (including by proxy or a voting card) provided that one of the following is fulfilled:

(1)
The majority vote count at the general meeting will include a majority of all votes of shareholders having no personal interest in the approval of the resolution, participating at the vote; the vote count of such shareholders shall exclude the abstaining votes;

(2)	The total dissenting votes from among the shareholders specified in Section (1) above does not exceed two percent of the total voting rights in the Company.

4.4.	The controlling shareholder does not hold the majority required for adoption of the resolutions specified in Sections 1.1, 1.2 and 1.4 above.

5.	Manner of Voting

5.1.
A shareholder of the Company may participate in and vote at the Meeting in person, or appoint a proxy who will be able to participate in the general meeting and vote on his behalf (in accordance with the provisions of the Company's articles of association) and he is entitled to vote by a voting card or by means of the electronic voting system.

5.2.
A document appointing a proxy for voting (the "Letter of Appointment"), as well as an original power of attorney by virtue of which the Letter of Appointment was signed (if any), must be deposited at the Company's registered office at least 48 hours before the time scheduled for the meeting. The Letter of Appointment shall state both the full names of the principal and of his proxy, as appears at the Registrar of Companies or in the I.D. card (as the case may be), their number at the Registrar of Companies or their I.D. numbers (as the case may be), and the place of their incorporation or their passport country (as the case may be).

5.3.
Pursuant to the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at the General Meeting), 5760-2000, a shareholder in whose favor a share is registered with a TASE member, which share is included among the shares registered in the shareholders' register in the transfer agent's name, who wishes to vote at the Meeting, will provide the Company with confirmation regarding his ownership of the share on the Record Date, which must be received from the TASE member with which his right to the share is registered, as required by the said regulations.

6.	Confirmation of Ownership and Proxy Card

6.1.
A shareholder whose shares are registered with a TASE member may receive confirmation of the ownership from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address, if he shall have so requested, provided that a request in this regard shall be made in advance for a specific securities account. According the Voting Regulations (Written Vote and Position Statement), 5766-2005 (the "Voting Regulations"), an electronic message approved under Section 44K5 of the Securities Law, concerning the data of users of the electronic voting system – is deemed a confirmation of ownership for every shareholder included therein.

6.2.
In addition, shareholders of the Company whose shares are registered with American Stock Transfer ("AST") only, whether they are registered in their name or they hold the same through a broker in the U.S., will be entitled to vote at the Meeting by delivering, to AST or to the broker through which the shares are held (as applicable), a proxy card whose language, in English, will be posted by the Company on the Company's website stated below, and which will be sent to the foregoing shareholders. Voting shall be made by such shareholders only in accordance with the instructions stated in the proxy card. The proxy card must be delivered to AST up to 48 hours before the time of the convening of the Meeting.

7.	Voting by Voting Cards and Position Statements

7.1.
A shareholder may vote at the Meeting on the proposed resolutions that are on the agenda by a voting card as specified below. The language of the voting card and position statements in respect of the Meeting may be found on the distribution website of the Israel Securities Authority at https://www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. A shareholder may approach the Company directly and receive therefrom, free of charge, the language of the voting card and the position statements.

7.2.
A TASE member will send, free of charge, via e-mail, a link to the language of the voting card and the position statements on the distribution website of the Israel Securities Authority to any shareholder who is not registered in the shareholders' register of the Company and whose shares are registered with the TASE member, unless the shareholder shall have notified such TASE member that he is not interested therein, provided that the notice shall have been given with respect to a specific securities account and on a date prior to the Record Date.

7.3.	The vote shall be cast on the second part of the voting card, as posted on the distribution website of the Israel Securities Authority, which is stated above.

7.4.
The (non-electronic) voting card of a non-registered shareholder will be provided to the Company together with the ownership confirmation, such that the voting card will reach the Company's registered office no later than four hours before the time of convening the meeting (i.e. – no later than February 27, 2017 at 11:30).

7.5.
A shareholder who is registered in the shareholders' register, will deliver to the Company the voting card together with a photocopy of an identity card or a photocopy of the incorporation certificate, such that the voting card will reach the Company's registered office up to six hours before the time of convening of the general meeting (i.e. – until February 27, 2017, at 09:30.)

7.6.
A shareholder participating in a vote with respect to a resolution on the agenda, will provide the details required as specified in Section 10 below, insofar as the provisions of the section are relevant to him.

8.	Voting through the electronic voting system

8.1.
A shareholder may vote on the resolutions that are on the agenda also via a voting card to be transmitted through the electronic voting system, as defined in the Voting Regulations (the "E-Voting Card").

8.2.
A shareholder in whose favor a share is registered with a member of Tel Aviv Stock Exchange Ltd. (TASE) is entitled to receive from the TASE member an identifying number and an access code as well as additional information with respect to the meeting, and after a secure identification process, will be able to vote through the electronic voting system. A shareholder voting via the E-Voting Card is not required to furnish the Company with a confirmation of ownership in the manner specified above.

8.3.
The E-Voting Card will be available for voting at the end of the Record Date. Voting by the electronic voting system will end 6 hours before the time of the meeting (i.e., on February 27, 2017 at 09:30), at which time the electronic voting system will be locked.

8.4.
The electronic voting may be modified or revoked until the electronic voting system is locked and may not be modified through the electronic voting system after such time. If a shareholder shall have voted by more than one way, his later vote shall be counted. For this purpose, the vote of a shareholder in person or by proxy shall be deemed later to a vote via an E-Voting Card.

9.	Position statements and response of the Board

9.1.	The last date for delivery of position statements to the Company is up to ten days before the date of the meeting.

9.2.
The last date for delivery of the board response to position statements, if and to the extent position statements of shareholders shall be submitted and the board shall elect to submit its response to the said position statements, is no later than five days before the date of the meeting.

10.	Notice of personal interest

10.1.
According to Section 276 of the Companies Law, a shareholder participating in a vote regarding the proposed resolutions specified in Sections 1.1, 1.2 and 1.4, whether himself or by proxy, will notify the Company before the vote at the meeting, or if the vote is by a voting card – on the voting card by an indication on Part B of the voting card in the space designated therefor, if he is considered a controlling shareholder of the Company (regarding the resolutions stated in Sections 1.1 and 1.2) and/or has personal interest in the approval of the resolutions on the meeting's agenda or not, and the description of the relevant connection.

The vote of a shareholder who fails to indicate the existence or absence of personal interest and/or of his being a controlling shareholder of the Company (or shall indicate that he has personal interest but fails to specify the nature of the matter), shall not be counted.

10.2.
Furthermore, according to the Voting Regulations and according to the directive of the ISA from November 30, 2011, on the issue of disclosure regarding the manner of voting of interested parties, senior officers and institutional bodies in meetings ("Directive"), an interested party, a senior officer and an institutional investor (the "Voters") as defined in the Regulations and in the Directive, who are voting at the meeting on resolutions 1.1, 1.2 and 1.4 on the agenda, will provide to the Company, within their vote, the details required according to the Regulations and Section 2(b) of the Directive, and if they voted by proxy, then the voter or the proxy shall also provide the details regarding the proxy. In addition, specification shall be provided regarding any relationship between the voter or the proxy (who does not have a personal interest) and the Company or any of the controlling shareholders, including employment relations, business relations etc., while specifying their nature.

11.	Inspection of documents

11.1.
A copy of this Report, the documents as specified in Regulation 5 of the Transaction with a Controlling Shareholder Regulations and the language of the proposed resolutions are available for inspection at the Company's offices at Azrieli Center 3 (the Triangular Tower 42nd floor), Tel Aviv, by prior telephone coordination with the Company's secretariat, at 03-6075555, on Sundays – Thursdays (excluding holiday eves and holidays) between 9:00 and 16:00, until the date of convening of the Meeting, and on the Distribution Website of the ISA at https://www.magna.isa.gov.il and on the TASE Website at   http://.maya.tase.co.il.

11.2.	In addition, the language of the English translation of this Report will also appear on the SEC's distribution website at: http://www.sec.gov.

11.3.
The representatives of the Company for handling this Report are Adv. Ofer Hanoh and Adv. Ravid Aharoni of the firm of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. whose address is Azrieli Center 1 (the Round Tower, 40th floor), Tel Aviv, Tel. 03-6074444, Fax. 03-6074566.

Part B – Further details regarding Resolution 1.1 on the agenda – approval of the Compensation Policy

12.	The Compensation Policy approval procedure

12.1.
As of the date of this Report, other than the members of the Board of Directors and the internal auditor (who is employed through outsourcing) there are only three officers serving at the Company: the Company's CEO and two Vice-Presidents. As of this date, the Company does not employ workers itself and the fixed compensation of the officers and the other workers is not paid by the Company but by the controlling shareholder of the Company, Discount Investment Corporation Ltd. ("DIC"), with which the Company engaged in a services agreement (the "Services Agreement"). It is noted that the variable compensation (bonuses) is paid by the Company to the officers and employees. Subject to the receipt of the approval Company's shareholders meeting, as specified in Part C hereof, the Services Agreement will be terminated and the Company shall employ all of its workers directly.

12.2.	The proposed Compensation Policy document is attached hereto as Annex A.

12.3.
The changes in the Compensation Policy for the officers at the Company are marked on Annex A with respect to the previous Compensation Policy which was last approved by the Company's shareholders meeting on January 12, 2014. The main changes in the Compensation Policy are as follows:

12.3.1.
The addition of the possibility of granting equity compensation to the officers, which insofar that it will be granted will be instead of the part of the annual bonus for the return on the Company's share indicator and at a similar financial scope.

12.3.2.	Authorization of the CEO to approve a non-material change in the terms of office and employment of officers reporting to the CEO.

12.3.3.
The possibility to grant an exemption to officers for any damage caused to the Company due to the violation of the officer's duty of care towards it in his actions in his capacity as an officer with the limitations set forth in the Compensation Policy1.

12.4.	The Company's officers Compensation Policy, if approved, will remain in effect for 3 years commencing on January 12, 2017 (the date of expiration of the previous Compensation Policy).

12.5.
Insofar as Proposal 1.1 to approve the Compensation Policy is approved, the provisions of the Compensation Policy regarding the bonus program and variable compensation (already paid by the Company) in accordance with the decision of the General Meeting of the Company dated 12 January 2014, to apply to the CEO, the provisions of the variable compensation in the Compensation Policy (see Section 12.3 above), shall continue to apply to the current CEO, Ari Bronshtein. The provisions of the variable compensation were also applied, as stated, to the other officers of the Company. Insofar as Proposal No. 1.2, to terminate the Company's engagement with DIC in the Services Agreement as of 31 March 2017 and to approve the terms of service and employment of the CEO, is approved, the CEO will become an employee of the Company (as other employees and officers), and the overall conditions of service and employment specified in part III of this report shall to the CEO.

12.6.
The Compensation Policy, including its various components, was discussed in several meetings of the Compensation Committee, and after the recommendations of the Compensation Committee were provided, at the Board of Directors as well. Representatives of the Company's management and external advisors appeared before the committee.

12.7.
On November 3, 2016, the Compensation Committee resolved to recommend to the Company's Board of Directors to approve the Compensation Policy, and on January 22, 2017 the Company's Board of Directors approved and recommended to the general meeting to approve the Compensation Policy.

1 Without derogating from the validity of resolutions approved in the past in the Company

12.8.
The members of the Compensation Committee who participated at the committee meeting in which the committee's recommendation for the Board of Directors regarding the Compensation Policy was approved, are: Ehud Rassabi (Chairman and External Director), Lee-Bath Nelson (External Director) and Yehuda Freidenberg (External Director).

12.9.
The members of the Board of Directors who participated in the meeting of the Board of Directors in which the Compensation Policy was approved are: Eduardo Elsztain (Chairman), Saul Zang (vice-Chairman), Amiram Erel, Yael Andorn (Independent Director), Ehud Rassabi (External Director) and Yehuda Freidenberg (External Director).

12.10.	Within the meetings as aforesaid, data and information as follows were reviewed and examined, inter alia:

12.10.1.
The considerations required with respect to the formulation of a Compensation Policy according to the Companies Law, including the criteria specified in the First Schedule A to the Companies Law, parts A (matters which it is mandatory to address in the Compensation Policy) and B (provisions which are mandatory to be determined in Compensation Policy);

12.10.2.	Data and information regarding the terms of office and employment of the officers at the Company;

12.10.3.	Terms of office and employment in other relevant companies.

12.10.4.	The terms of employment of employees at the Company (including the data required to be addressed according to Amendment no. 20 of the Companies Law);

12.10.5.	The previous compensation policy.

12.11.	The Company is a public second-tier subsidiary.

12.12.
Manner of implementation of the previous compensation policy – For 2015, the cost of terms of office and employment of the Company's CEO were approximately 82% of the cap for terms of office and employment determined in the policy, with the compensation set for the CEO at approximately 82% of the cap of the fixed compensation determined in the policy (which was paid by DIC according to the Services Agreement) and the annual bonus was approximately 82% of the cap for the annual bonus determined in the policy.

13.	Summary of the reasons of the Compensation Committee and the Board of Directors for the approval of the Compensation Policy

Alongside the reasons which were presented within the Compensation Policy, following is the summary of the reasons of the Compensation Committee and the Board of Directors for the approval of the Compensation Policy:

13.1.
The Compensation Policy, regulating the terms of office and employment of the officers at the Company, is designated to allow the recruitment and retention of high quality managerial manpower in senior executive positions for the long term, which the Company needs for its continued business development and success.

13.2.
The considerations which guided the Company's Compensation Committee and the Board of Directors in determining the amended policy, are the promotion of the Company's objectives, work plan and policy; the creation of appropriate incentives for the officers of the Company, considering, inter alia, the Company's risk management policy; the Company's size (considering, inter alia, its equity, scope of assets and the average annual investment in companies); the nature of the Company as an operational holding company; the strengthening of the identity of interests between the Company's officers and its shareholders; and with respect to the terms of office and employment which include variable components – the contribution of the officer to the achievement of the Company's goals and the maximization of its profits over time, all according to the position of the officer.

13.3.
As to terms of office and employment which include variable components – the contribution of the officer to the achievement of the Company's goals and maximization of profits were also considered within the Compensation Policy, all from a long term perspective and according to the position of the officer.

13.4.	With respect to the fixed compensation

13.4.1.	The fixed compensation constitutes a significant component out of the total compensation.

13.4.2.	The Compensation Policy includes personal caps regarding the fixed compensation.

13.4.3.
The fixed compensation, including its various components, promotes the retaining of stability and continuity on the Company's management level and thus helps to maintain professional, high quality, efficient management.

13.4.4.
The authorities and responsibilities involved in the position, the education, qualifications, expertise, professional experience, achievements of the officer, previous agreements signed with the officer (if any) and agreements which were signed with the predecessor of the officer in the office and with other officers at the Company will be also taken into account in determining the fixed compensation for each of the officers.

13.5.	With respect to the annual bonus component

13.5.1.
The annual bonus will be based on several indicators, while creating a proper balance between indicators based on measurable criteria, indicators related to the Company's business as a whole, and personal indicators which are relevant to the assessment of the officer's performance.

13.5.2.	The Compensation Policy includes proportional bonus caps for the Company's officers.

13.5.3.
The annual bonus is based, inter alia, on a component of the return on the Company's share. The return on the Company's share component allows the compensation of the officers depending on the share's performance. When there is high correlation between the Company's performance and the share performance, this component of the bonus increases the identity of interests between the officers and the shareholders.

13.5.4.
In addition, the annual bonus will be based on several measurable goals. The Compensation Policy allows the setting of the goals every year for their adaptation to the Company's changing needs and its work plan. The Company's performance and the performance of the held companies will both be reflected within the goals, in view of the Company's clear character as an operational holding company, whose management is involved in the activity of most of the held companies.

13.5.5.
Another component of the annual bonus is the estimation of the performance of the officer by the Compensation Committee and the Board of Directors. This component provides the Compensation Committee and the Board of Directors a tool through which they can express their opinion regarding the performance of the officer during the bonus year.

13.5.6.	The Compensation Policy includes personal bonus caps for each of the officers of the Company.

13.5.7.
The ratio between the fixed component and the variable component in the terms of employment of the officers, as expressed in the caps set for the various compensation components, is proportionate and balanced.

13.5.8.	The Compensation Policy includes provisions for the return of variable compensation paid based on data which transpired to be incorrect and are restated in the financial statements.

13.6.	With respect to the equity compensation component –

13.6.1.
The Compensation Policy includes the possibility to grant equity compensation for increasing the identity of interests between the officers and the shareholders, and for strengthening the establishment of the compensation on a long-term component.

13.6.2.
Equity compensation will be given to an officer only in lieu of the provisions of the Compensation Policy regarding the annual bonus component for the return on the share indicator, and provided that the officer waived the receipt of this component for the period for which the equity bonus had been granted to the officer, insofar as such waiver is required.

13.6.3.
A cap has been set for the equity compensation on date of grant, which is designated to retain the maximal ratio between the fixed component and the variable component, which was determined in the Compensation Policy.

13.6.4.	The total vesting period of the equity compensation will be spread over a period which will be no less than three years, and a maximum exercise period has also been determined.

13.7.	With respect to components of compensation for termination of employment

13.7.1.
The Compensation Policy sets caps for the payment components with respect to advance notice and the adjustment bonus. The setting of these components also considers the terms of office and employment of the officers and the period of their employment, position and responsibility.

13.7.2.
The Compensation Committee and the Board of Directors did not find that there is room to subject such compensation to the performance of the Company, since the purposes underlying the grant thereof are different than the desire to compensate for the Company's results or the performance of the officer, and also due to the relatively narrow scope of the components of compensation for termination of employment included in the Compensation Policy. Moreover, proper expression of compensation depending on performance, is given within the provisions of the policy contemplating the components of the bonuses.

13.7.3.
However, the period of employment of the officer, his terms of employment during that period, special non-competition undertaking and the circumstances of the retirement, could be considered, inter alia, within the considerations for the grant of an adjustment bonus.

13.8.	The Compensation Policy includes provisions regarding insurance, indemnification and exemption, according to common practice in public companies.

13.9.
The process of preparation of the Compensation Policy included review and reference to the difference between the compensation paid to the officers at the Company and the compensation paid to employees, and the review and discussion on the matter were reflected in the Compensation Policy.

13.10.	The Compensation Policy includes a possibility to reduce the variable components according to the Board of Directors' discretion for special reasons.

13.11.
The proposed Compensation Policy is very similar to the previous policy of the Company which was approved in the Company's shareholders meeting. The proposed Compensation Policy includes an addition for granting equity compensation, and amends, supplements and complements the Company's previous compensation policy on issues and subjects in respect of which it transpired, with the passing of time since the adoption of the previous compensation policy, that they require adaptation as aforesaid, including due to updates to the provisions of the law or to what is customary and accepted in the market.

13.12.
The terms of the Compensation Policy are reasonable and standard in the circumstances of the matter and considering the responsibility imposed on the officers at the Company and the Company's scope of business.

13.13.
In view of all of the aforesaid and in view of the data before the Compensation Committee and the Board of Directors, the Compensation Policy is appropriate and reasonable in the circumstances of the matter.

14.	Applicability to executives in corporations controlled by the Company

14.1.	The Compensation Policy shall apply directly to officers of the Company.

14.2.
Accordingly, the Company's Compensation Policy will not apply to the terms of office and employment of officers in companies controlled by the Company. As a general rule, the private subsidiaries of the Company are startups in which the Compensation Policy is relevant to companies of that type.

15.	Reference to the deviation between the Compensation Policy and the existing terms of office and employment

15.1.
As a general rule, on the date of determining the Compensation Policy by the Company's Board of Directors, the terms of office and employment of the officers of the Company with respect of which the Compensation Policy applies, are consistent with the Compensation Policy and there is no deviation between the terms of office and employment of the officers as aforesaid and the Compensation Policy.

16.	Identity of the controlling shareholder and the rights conferring control to him

16.1.
DIC is deemed as a controlling shareholder of the Company by virtue of DIC's holding as of the date of this Report of 50.32% of the Company's issued share capital and the voting rights in the Company. DIC is a public company whose shares are traded on the Tel Aviv Stock Exchange.

16.2.
The parent company of DIC is IDB Development Corporation Ltd. ("IDB Development"). To the best of the Company's knowledge, IDB Development is deemed as an indirect controlling shareholder of the Company by virtue of its control of DIC, which is deemed as the controlling shareholder of the Company as specified above. Therefore, IDB Development might be deemed, for the sake of caution, as having personal interest in the approval of the said resolution due to it having control of DIC and the Company.

16.3.
As the Company has been informed, the controlling shareholder in IDB Development as of the date hereof is Mr. Eduardo Elsztain who holds the Company's shares through the following companies controlled by him: Dolphin Netherlands B.V., Dolphin Fund Ltd. and Inversiones Financieras Del Sur S.A. ("IFISSA") (jointly hereinafter: the "Dolphin Companies"). The Dolphin Companies hold directly approximately 100% of the issued share capital and the voting rights in IDB Development according to the following specification: Dolphin Fund – 0.02%; Dolphin Netherlands – 68.28%; IFISSA – 31.72%.

17.	Names of the directors with personal interest and the nature of their personal interest

17.1.	All of the board members might have personal interest deriving from the Compensation Policy determining the provisions regarding the terms of office and employment of directors of the Company.

Part C – Further Details regarding Resolution 1.2 on the Agenda – Termination of the Company's engagement with Discount Investment Corporation Ltd., a controlling shareholder of the Company, in a Services Agreement and approval of terms of office and employment to the Company's CEO

a.	Termination of the Company's engagement with Discount Investment Corporation Ltd. in a Services Agreement

18.	It is proposed to terminate the Company's engagement with DIC in the Services Agreement as specified below.

19.
In May 2009, the Company first engaged with DIC, a controlling shareholder of the Company in a Services Agreement, according to which the Company receives from DIC management and administration services which include services of a CEO, CFO, controller, general counsel, company secretary, junior employees and administrative workers (the "Services Agreement").

20.	The term of the Services Agreement was extended twice, in 2012 and in 2015, each time for three years, until May 1, 2018.

21.
According to the Services Agreement, all of the Company's employees are employed by DIC. The CEO of the Company and the CFO are proposed and appointed by the Company subject to the receipt of the approval of the Company's board and DIC. The controller, the general counsel and the Company's secretary are proposed and appointed by the Company subject to the receipt of DIC's approval. According to the Services Agreement, the Company may obligate DIC to terminate the activity in the Company's matters of any of DIC's employees employed regarding its business. The services do not include HQ services (such as offices, professional services of third parties etc.). According to the Services Agreement, DIC is obligated to provide the services through a sufficient number of people with appropriate experience and qualifications. In addition, DIC may designate staff members or other people to serve on the boards of companies in which the Company had invested, after receipt of the Company's CEO approval.

22.
In consideration for the said services, the Company pays DIC an amount of NIS6 million per year, which was linked to the consumer price index commencing on May 1, 2016 with the basic index being the higher of the index known on May 1, 2015 or the index known on May 1, 2016. This amount is currently at NIS 6.00 million. In accordance with the Services Agreement, bonuses were paid to the officers by the Company in accordance with the Company's compensation policy.

23.	For further details regarding the Services Agreement, see the report on convening a shareholders meeting as of April 1, 2015 (Reference 2015-01-072382).

24.
It is proposed to terminate the Company's engagement with DIC in the Services Agreement, effective commencing on March 31, 2017, such that after the termination, Elron shall employ all of its employees directly, including the CEO and the Vice-Presidents. As of this date, except for the Company's CEO, who also serves as a Vice-President of DIC, all of DIC's employees employed at Elron, work for Elron for their entire time (100%). Therefore, their transition from being DIC employees to Elron employees is not likely to change the nature of their activity.

25.
As of the date of the termination of the Services Agreement, the employees will end their employment at DIC and a "settlement of the accounts" will be done such that DIC will be responsible for their rights  until the date of the end of their employment (on March 31, 2017) however Elron shall indemnify DIC for the actual current employer cost of the employees for the period from January 1, 2017 until March 31, 2017 (as at December 2016, the actual current monthly employer cost of the employees stood at approximately NIS0.8 million)  including without limitation, the monthly social benefit contributions paid with respect to the employees during such period and employer cost of the employees during the employees' notice periods, but excluding any costs related to the termination of the employees' employment, all less the quarterly payment of Elron to DIC in accordance with the Services Agreement. On the date of termination of the Services Agreement, the employees will end their employment with DIC and will be hired as employees at Elron. On that date, DIC shall pay them all of their rights deriving from their employment until such date (including the leave pay, payment for advance notice, recuperation pay etc.). Commencing from that date, Elron will be exclusively responsible for all of their rights. The agreement terminating the Services Agreement includes a mutual indemnification arrangement between Elron and DIC with respect to the period preceding the termination of the agreement and the period thereafter with respect to the employees' rights.

26.
Within the arrangement for termination of the Services Agreement, Elron and DIC agreed that after the termination of the Services Agreement, the CEO will become an employee of Elron and will receive his compensation and other benefits therefrom. However, DIC shall indemnify Elron for the cost in an amount reflecting the cost of the monthly salary of the Company's CEO as of today until April 30, 2018, the original expiration date of the Services Agreement, in the amount NIS1.75 million plus VAT (linked to the Consumer Price Index)[2]. Furthermore, DIC will pay Elron an additional annual amount of NIS0.3 million plus VAT (indexed to the Consumer Price Index) in light of the additional costs created for the Company as a result of the early termination of the Services Agreement. The total payment is in respect of the CEO compensation and other costs and will be paid in quarterly payments on the last day of each quarter.  DIC will pay Elron, in the aggregate an annual sum of NIS2.059 million plus VAT, and a total of NIS2.745 million plus VAT for the period commencing from January 1, 2017 to April 30, 2018 (indexed to Consumer Price Index) ("Base Index") provided that there shall be no downward adjustment if the Consumer Price Index falls below the Base Index. As stated above, Elron shall indemnify DIC for the actual current employer cost of the employees for the period from January 1, 2017 until March 31, 2017 less the quarterly payment of Elron to DIC in accordance with the Services Agreement.

27.
In accordance with the agreement, the termination date of the Services Agreement may be postponed until April 30, 2017, to the extent that this is required in order to obtain the approval of the shareholders meeting. In such event, to the extent that the termination agreement is approved, Elron will bear the employment cost of the employees until such date less the quarterly payment of Elron to DIC in accordance with the Services Agreement.

28.
The total cost of services for the Company before termination of the engagement in the Services Agreement as proposed in this section, was approximately NIS 6.00 million per year. However, during 2016 and after the extension of the Services Agreement, a development occurred in the Company's business in view of its decision to invest also in cyber companies and the need to respond to the development of new reporting requirements, a decision which required the employment of additional manpower (professional and financial).The cost of employment of the Company's employees, which is paid by DIC and which the Company is expected to pay for employing the employees after the termination of the Services Agreement including the employment cost of the CEO, as of December 2016[3] is in an amount of approximately NIS 9.45 million per year.

2  Calculated in accordance with the relevant wage cost components, as of December 2016
3  Not including a cost at a negligible amount of DIC's payroll controller handling of the issue of the salary slips preparation for the employees providing the services to Elron.

29.
Therefore, and in light of the payment which DIC undertook to pay Elron as detailed in Section 26 above, additional annual monetary cost of approximately NIS1.4 million is expected for Elron (and for the period until the timely expiration of the Services Agreement at its original term date at a total cost of approximately NIS1.8 million).

Details required according to the Securities Regulations (Transaction between a Company and the Controlling Shareholder thereof), 5761-2001 with respect to Resolution 1.2.1 on the Agenda

30.	Names of the controlling shareholders who have personal interest in the resolution and the nature of their personal interest

30.1.
To the best of the Company's knowledge, those who might be deemed as being controlling shareholders having a personal interest (in the meaning of such terms in the Companies Law) in the approval of the resolution stated in Section 1.2.1 above are:

30.1.1.
DIC is deemed as a controlling shareholder of the Company by virtue of DIC's holdings as of the date of this Report of 50.32% of the issued share capital of the Company and the voting rights in the Company. DIC is a public company whose shares are traded on the Tel Aviv Stock Exchange and has personal interest in the termination of the Services Agreement being a direct party thereto.

30.1.2.
IDB is deemed as an indirect controlling shareholder of the Company by virtue of IDB's control of DIC. Therefore, IDB might be deemed as having a personal interest in the approval of the said resolution due to it being a controlling shareholder of DIC and the Company.

31.	Names of the directors who participated in the discussions at the Audit Committee and the Board of Directors

31.1.
Messrs. Ehud Rassabi (External Director and Chairman of the committee), Lee-Bath Nelson (External Director), Yehuda Freidenberg (external) and Yael Andorn (Independent Director) participated in the resolution of the Audit Committee to terminate the engagement in the Services Agreement dated January 19, 2017.

31.2.	Messrs. Yael Andorn (Independent Director), Ehud Rassabi (External Director) and Yehuda Freidenberg (External Director) participated in the resolution of the Board of Directors dated January 22, 2017.

32.	Names of the directors with personal interest and the nature of their personal interest

The directors specified below might be deemed, for the sake of caution, as having personal interest in the approval of the resolution on the issue in Section 1.2.1 above: Messrs. Eduardo Elsztain, Saul Zang and Amiram Erel as well as the alternate directors Sholem (Saul) Lapidot and Gerardo Tyszberowicz. The personal interest of Messrs. Eduardo Elsztain and Saul Zang and of the alternate directors Sholem (Saul) Lapidot and Gerardo Tyszberowicz in the approval of the said resolution derives from their service as directors and/or officers and/or their being interested parties in DIC and/or in the companies controlling thereof. Mr. Ami Erel declared a personal interest for the sake of caution due to the fact that he provides services to DIC.

33.	Approvals required for execution of the resolution

33.1.	The resolution to terminate the Services Agreement was approved by the Company's Audit Committee and the Company's Board of Directors on January 19, 2017 and January 22, 2017 respectively.

33.2.
The said resolution requires the approval of the Company's general meeting (including a requirement for a majority out of the shareholders who are not controlling or have no personal interest) which was convened as specified below in this Report.

33.3.	It is noted that the resolution to terminate the Services Agreement was approved by the Audit Committee of DIC, but still requires the approval of DIC's Board of Directors.

34.	Similar transactions in the preceding two years

As stated above, in May 2009 the Company first engaged with DIC in the Services Agreement. The term of the Services Agreement was extended twice, in 2012 and the last time, on April 19, 2015, each time for three years, until May 1, 2018.

35.	The reasons of the Audit Committee and Board of Directors for termination of the engagement in the Services Agreement

35.1.
At this time, the Services Agreement has no operational and managerial advantage for Elron, compared to the termination of the agreement and transition to an independent form of management, which will allow Elron flexibility, independence and full discretion regarding the size of Elron's headquarters, the identity of the staff of employees and office holders and will make it easier to hire employees for the Company as necessary, all subject to the budget determined by the Board of Directors.

35.2.
Upon the termination of the office of an active Chairman of the board at the Company commencing in 2015, the level of involvement and scope of activity of the Company's CEO at Elron increased at the expense of his activity and involvement in DIC (where he serves at the same time as a Vice-President). Thus, while on the date that the Services Agreement took effect, the Company's CEO served as a director in six companies of the DIC and IDB group (not including companies held by Elron), currently, the CEO only serves as a director in one company as aforesaid, not held by Elron.

35.3.
In addition, Elron's CEO who served since the beginning of his office also as a Vice-President of DIC and fulfilled tasks and duties for DIC (inter alia, as supervisor of risk management at DIC and served as a business development manager thereof) is expected to complete his service as a Vice-President at DIC close in time to the Services Agreement termination date. The Audit Committee and the Board of Directors want him to invest all of his time in Elron and in the Elron group[4] companies.

35.4.
It seems proper and appropriate that Elron will have more freedom in its conduct, including in decisions on issues of budget, hiring manpower etc. Moreover, Elron's independent conduct in these issues, will significantly increase the identification of its employees with the organization and their commitment thereto. Furthermore, the employment of the employees directly by Elron, will strengthen the control of the Company over its employees and will facilitate the navigation of the Company's business through its employees.

35.5.
As of the date hereof, except for the CEO, all of DIC's employees who are employed at Elron work for Elron their entire time (100%) and therefore, the termination of their employment at DIC and commencement of employment in their capacity as Elron employees does not create a difference in the nature of their activity.

35.6.
Even though the termination of the Services Agreement and the transition of the employees to become Elron employees is expected to involve certain additional cost for the Company, the Audit Committee and the Board of Directors are of the opinion that the advantages for the Company and its conduct, including the managerial flexibility are worthwhile for the Company.

35.7.
Further to the recent VAT audit, the VAT authorities raised an argument, with which Elron does not agree, that Elron cannot deduct VAT in respect of invoices presented by DIC to Elron in accordance with the Services Agreement even though in the past they allowed the refund of the VAT in full. Direct employment of the employees will avoid the cost of the excess VAT in question

35.8.
Following the date of extension of the Services Agreement, DIC was requested to employ, for the benefit of Elron, additional personnel in the field of cyber and other fields. The said cost was not known at the date of extension of the Services Agreement, and thus was not taken into consideration while determining the consideration thereof. Accordingly, Elron's Audit Committee and Board of Directors are of the view that to the extent that the Services Agreement is terminated, and in view of all the considerations and the accounts settling described, it is fair that Elron will bear the said additional cost from 2017, the meaning of the proposed arrangement being that DIC bears the said cost until the end of 2016.

~~35.8.~~35.9.	The termination of the engagement does not constitute a distribution in the meaning thereof in the Companies Law.

~~35.9.~~35.10.
Considering all of the aforesaid, the Audit Committee and the Board of Directors are of the opinion that the termination of the engagement in the Services Agreement with DIC serves the benefit of the Company and is appropriate and reasonable.

4  It shall be stated that at this stage, the CEO is expected to serve as a director in two companies held by DIC: Cellcom Israel Ltd. and Epsilon Investment House Ltd. (chairman).

b.	Approval of terms of office and employment for the CEO in office, Mr. Ari Bronshtein

36.
Mr. Ari Bronshtein, the Company's CEO (the "CEO") serves as an officer (Vice-President) of DIC which bears the entire payment of his fixed compensation as of this date, according to the Services Agreement. The variable compensation (bonuses) is paid by the Company according to the Compensation Policy of the Company.

37.	As specified above, subject to the receipt of the approval of the Company's shareholders meeting for the termination of the Services Agreement, the CEO will be directly employed by the Company.

38.
In view of the aforesaid, the Compensation Committee and the Board of Directors resolved, upon the presentation of the Company's Compensation Policy for the approval of the shareholders meeting, to ask for the shareholders meeting's approval of the terms of office and employment of the CEO. The approval of the said resolution is consistent with the Company's Compensation Policy which is brought for the approval of the meeting in this Report.

39.	Details of the education and experience of the CEO

39.1.	The CEO holds a Bachelors' degree in Finance and Management and a Masters' degree in Finance and Accounting, both from Tel Aviv University.

39.2.
The CEO has been serving since January 2006 as a Vice-President of Discount Investment Corporation. During the period since January 2004 until December 2005, he served as a Vice-President and head of the Economics and Business Development division at Bezeq Israeli Communication Corporation Ltd. ("Bezeq"), a director at Bezeq International, Chairman of the investment committee at Stage 1 Venture Capital, a member of the investment committee at EuroFund Venture Capital. From 2000 until December 2003, he served as the manager of the financing and investments wing at Bezeq and before that, he served in senior positions in other hi-tech companies. The CEO serves as a director for the following companies: Cellcom Israel Ltd; RDC Rafael Development Company Ltd.; Coramaze Technologies GmbH; Nitinotes Ltd.; Pocared Diagnostics Ltd.

39.3.	See also Section 45.3 below for details regarding the qualifications, expertise and achievements of the CEO.

40.	The CEO is not a family member of an interested party at the Company.

41.
Description of the office and the issues handled therein: The office is the office of a CEO and includes the fulfillment of all of the CEO's duties according to law and according to the board resolutions.

42.	The terms of office and employment offered to the CEO are as follows:

42.1.
The CEO will be employed in a full-time position, and is expected to terminate his office as a Vice-President at DIC. It shall be stated according to DIC's request, the CEO is expected to serve as a director in two companies held by DIC: Cellcom Israel Ltd. and Epsilon Investment House Ltd.

42.2.	Gross monthly salary in the amount of NIS 95,744, linked to the consumer price index.

42.3.	Social and related benefits as customary, including a study fund and disability insurance.

42.4.
Annual leave of 23 days, while accumulation and redemption exceeding two annual quotas shall not be permitted; 13 recuperation days per year, which will be updated from time to time according to the law; cellular device (including maintenance expenses) and payment for landline telephone expenses, including connection to the internet, including engrossment of the value of the recording of the benefit for tax purposes; Company car (including maintenance expenses) at a monthly leasing cost which will not exceed NIS12,000, including engrossment of the value of the recording of the benefit for tax purposes; Subscription for a daily newspaper and reimbursement of expenses related to the fulfillment of his office, with no cap, against the presentation of lawful tax invoices.

42.5.
Severance pay – entitlement to severance pay according to law. Without derogating from the aforesaid, the CEO shall be entitled, in any event, to the release of the severance money in the managers' insurance or the pension fund (as applicable) in his name.

42.6.
According to the Company's Compensation Policy, the CEO will be entitled to an annual bonus in an amount which will not exceed 12 times the cost of his monthly compensation, while the annual bonus shall comprise the components specified in the Company's Compensation Policy and will be subject to the terms thereof.

42.7.
The terms of office and employment are for an unlimited period, and for as long as Mr. Bronshtein serves as the CEO of the Company. Each of the parties shall have the right to notify, at any time, of its will to terminate the employment of Mr. Bronshtein as a CEO, by a 3 months advance notice. The Company will be entitled to waive the services of the CEO during the advance notice period, in whole or in part, and in such case the CEO will be paid the monthly payment and the related benefits, during the advance notice period, to which he would have been entitled, had he continued to serve as the Company's CEO until the end of the advance notice period.

42.8.	The CEO will be employed in a full-time position (100%).

43.	See Section 7.5.3 of the Compensation Policy for details regarding the option of establishing a non-material part of the bonus according to non-measurable criteria.

44.	Specification of terms of office and employment

44.1.
Following is a summary of the maximum compensation expected for Mr. Bronshtein for 2017, subject to the approval of the terms of office and employment by the general meeting, and assuming that Mr. Bronshtein will serve for a full year (in terms of cost for the Company, NIS in thousands):

Details of the receiver of the compensation					Compensation for services						Total
Name	Position	Scope of office (1)(%)	Rate of holding in the corporation's capital (%)	Salary (2)	Bonus	Share based payment	Management fee	Consultation fee	Commission	Other
Ari Bronshtein	Company CEO	100%	-	*1,747	Approximately. 1,747 with the assumption of payment of the maximum bonus. The amount of the actual annual bonus for 2016 will only transpire after the end of the year. For details regarding the cap for the annual bonus for the CEO and the manner of calculation of the annual bonus for the CEO see Section 7 of the Compensation Policy.	-	-	-	-	-	3,494

*	As stated above, DIC will indemnify Elron for the full monthly salary cost of the CEO until 30 April 2018.

(1)	The CEO is expected to serve as a director in two companies held by DIC: Cellcom Israel Ltd. and Epsilon Investment House Ltd. (Chairman).

(2)
The amount includes all of the following components: 12 monthly salaries linked to the consumer price index (as of December 2016 – approximately NIS 95,744, social and related benefits as customary, car (including engrossment), cellular device, landline telephone and insurance for loss of work capacity.

44.2.
For details regarding the ratio between the variable component and the fixed component of the compensation and regarding the ratio between the terms of office and employment of the CEO and the compensation of the Company's employees see Sections 12 and 16 of the Compensation Policy.

44.3.
For details regarding the compensation to the CEO for 2015 see the details in "Regulation 21 – the compensation given to the three senior executives with the highest compensation at the Company" in Chapter D – Additional Details on the Corporation in the Company's annual report for 2015 as published on March 13, 2016 (reference no.: 2016-01-004599).

44.4.
For details regarding the terms under which the CEO shall return to the Company amounts paid to him as part of the terms of office and employment in the event of an amendment to the Company's financial statements see Section 17 of the Compensation Policy.

45.	The approval process of terms of office and employment of the CEO and the reasons of the Compensation Committee and the Board of Directors for the approval

45.1.
On January 22, 2017, after the approval of the Compensation Committee dated November 3, 2016, the Company's Board of Directors approved the terms of office and employment of the CEO. For details regarding the members of the Compensation Committee who participated in the committee meeting, see Section 12.7 above. For details regarding the members of the Board of Directors who participated in the committee meeting, see Section 12.8 above.

45.2.	Within the framework of the meetings of the Compensation Committee and the Board of Directors, data and information as follows were examined, inter alia:

45.2.1.	The Company's Compensation Policy being presented for the approval of the shareholders meeting of the Company within this Report according to Section 267A of the Companies Law;

45.2.2.	The current terms of office and employment of the CEO, as an employee of DIC and CEO of Elron;

45.2.3.	The terms of employment of employees at the Company (including the data required to be addressed according to Amendment no. 20 of the Companies Law);

45.2.4.	A comparative survey for the terms of office and employment of the CEO.

45.3.
The Company's Compensation Committee and Board of Directors found that the approval of application of the provisions of the Compensation Policy to the CEO are for the benefit of the Company and are reasonable in the circumstances of the matter, and that they are consistent with the Company's Compensation Policy, for the following reasons:

45.3.1.
The CEO served as a director at the Company since 2006 until his appointment as the Company's CEO in May 2009, and since then to date he serves as the CEO of the Company and is thoroughly familiar with the business and organizational culture thereof.

45.3.2.
The CEO actively contributes to the Company's business within the fulfillment of his duties. Since the beginning of his office in 2009 to date, the CEO led the Company to accrued profitability of approximately $150 million and to a significant increase in the share price by hundreds of percentage points, inter alia, after the establishment of relations of trust with the Company's public shareholders. The CEO also helped with the stabilization of the Company's financial structure and led the implementation of business focus strategy mainly in the medical instruments companies, within which the Company carried out sale transactions at a total sum exceeding $1.5 billion (out of which the share of Elron and RDC Rafael Development Company Ltd.- a subsidiary of the Company- in the consideration is over $600 million). The CEO also led the Company to the development of business in cyber industry.

45.3.3.
The CEO has many years of proven, varied senior managerial, business and financial experience. The Company's Compensation Committee and Board of Directors believe that the CEO will continue to contribute a lot to the Company in the actions required for the fulfillment of the tasks and challenges faced thereby.

45.3.4.	The compensation offered to the CEO is consistent with the Company's Compensation Policy which is presented for the approval of the Company's shareholders meeting within this Report.

45.3.5.
In determining the amount of the compensation, the Compensation Committee and the Board of Directors considered, inter alia, the following parameters: the CEO's education, qualifications, expertise, professional experience and achievements; the CEO's contribution to investments carried out by the Company and the liquidation of investments carried out; the Company's business performance; the size of the Company and the nature of its business; the CEO's contribution to the Company's business, profits, strength and stability; the Company's need to retain a CEO with unique qualifications, knowledge, experience and expertise; the scope of responsibility imposed on the CEO; the satisfaction of the CEO's performance; the CEO´s contribution to proper corporate governance and control and ethics environment.

45.3.6.
Due to the scarcity of public companies with similar business to that of the Company, it is difficult to examine and learn from comparative information regarding the compensation customary in similar companies, however, the Compensation Committee and the Board of Directors found that the proposed bonuses are proportionate compared to what is customary in companies with a similar nature of business or a similar scope of business.

45.3.7.	The maximum ratio between the fixed component and the variable component in the CEO's employment terms, as reflected in the caps which were determined, is proportionate and balanced.

45.3.8.
The Compensation Committee and the Board of Directors examined whether the transaction contemplated in this Section includes distribution, as defined in the Companies Law, and determined that the transaction does not include distribution.

45.3.9.	Therefore, the Compensation Committee and the Board of Directors believe that the terms of compensation offered to the CEO are reasonable and fair in the circumstances of the matter.

45.4.	The Company is a public second-tier subsidiary.

46.	Identity of the controlling shareholders at the Company

For details regarding the identity of the controlling shareholders of the Company see Section 16 above.

47.	Names of the directors who participated in the resolutions of the Compensation Committee and the Board of Directors

See Sections 12.8 and 12.9 above.

48.	The compensation component which was changed

As aforesaid, up to this date, the CEO was not directly employed by the Company. Subject to the termination of the Services Agreement, the CEO will be employed by the Company which will pay the cost of his terms of office and employment.

Part D – Additional Details regarding Resolution 1.3 on the agenda –
appointment of the accounting firm of Kesselman & Kesselman (PWC) as the auditors of the Company jointly with the accounting firm of Kost Forer Gabbay & Kasierer

49.	As of the report date, the firm of Kost, Forer, Gabbay & Kasierer serve as the auditors of the Company.

50.	Section 156 of the Companies Law, 5759-1999 prescribes that a company may appoint several auditors who will jointly carry out the audit.

51.
Accordingly, it is proposed to appoint also the accounting firm of Kesselman & Kesselman (PWC) as the auditors of the Company, such that the accounting firm of Kost, Forer, Gabbay & Kasierer and the accounting firm of Kesselman & Kesselman (PWC) will jointly serve as the auditors of the Company, until the end of the next annual general meeting of the Company, and to appoint the Company's Audit Committee and the Board of Directors to set their fees as the auditors.

52.	The total fees of the auditors for audit work are not expected to change compared to 2015 following the said appointment.

Part E – Additional Details regarding Proposal No. 4 on the Agenda -
Approval of grant of indemnification letters to directors and officers from among the controlling shareholders

53.	Principles of the resolution:

53.1.
On February 1, 2012, the Company's general meeting approved the grant of indemnification letters in an amended version to the directors and officers as serving at the Company at the time and as shall serve at the Company from time to time and to officers at the Company (including directors) serving and/or who will serve therein from time to time who them and/or their relatives are controlling shareholders of the Company and/or that the controlling shareholders in the Company might have personal interest in the grant thereof, for their actions in the capacity of their office in the Company and for their actions in the capacity of their office upon the Company's request as officers in another company, in which the Company holds shares, directly or indirectly, or in which the Company has any interest. The validity of the decision about controlling shareholders and / or their relatives and / or for which they have a personal interest was limited to three years from the date of the decision.

The language of the amended indemnification letter included, inter alia, a maximum indemnification amount for all of those entitled to indemnification, in an amount equal to 25% of the Company's equity according to its last financial statements released in proximity to the grant of the indemnification (the "Current Indemnification Letter"). The language of the Current Indemnification Letter is attached as Annex C hereto.

Currently, once directors who are controlling shareholders or from among the controlling shareholders have been appointed, it is proposed to approve the grant of indemnification letters to these directors.

53.2.
Therefore, it is proposed to approve the grant of indemnification letters to directors and officers at the Company, who are serving or who will serve therein from time to time, who them and/or their relatives are controlling shareholders at the Company and/or which the controlling shareholders in the Company might have personal interest in the grant thereof, due to their actions in the capacity of their office at the Company and for their actions in the capacity of their office upon the Company's request as officers in another company, in which the Company holds shares, directly or indirectly, or that the Company has any interest in. Under the same terms of the current indemnification letter of the Company. To the extent that this resolution is approved, the letters of indemnification that will be granted to directors and to officers who and/or whose relatives are controlling shareholders, shall remain in effect for three years commencing from the date of the shareholders meeting convened hereby. As of the date of this Report, the directors with respect of whom the resolution is relevant are Messrs. Eduardo Elsztain (Chairman), Saul Zang (Vice-Chairman), Sholem (Saul) Lapidot (alternate director) and Gerardo Tyszberowicz (alternate director).

54.	Names of the controlling shareholders who have personal interest in the resolution and the nature of their personal interest

To the best of the Company's knowledge, those who might be deemed as controlling shareholders who have personal interest (in the meaning of such terms in the Companies Law) in the approval of the resolution set forth in Section 1.4 above are:

54.1.
DIC is deemed as a controlling shareholder in the Company by virtue of DIC's holdings as of the date of this Report of 50.32% of the Company's issued share capital and the voting rights in the Company. DIC is a public company whose shares are traded on the Tel Aviv Stock Exchange and has personal interest due to the fact that the indemnification letters will be given to directors in the Company who constitute controlling shareholders and/or officers at DIC.

54.2.
IDB is deemed as an indirect controlling shareholder in the Company by virtue of IDB's control of DIC. Therefore, IDB might be deemed as having a personal interest in the approval of the said resolution due to it being a controlling shareholder in DIC and in the Company and due to the fact that the indemnification letters will be given to directors in the Company who constitute controlling shareholders and/or officers of the Company and/or DIC.

54.3.
As the Company has been informed, the controlling shareholders in IDB Development as of the date of this Report are: Mr. Eduardo Elsztain who holds the Company's shares through the following companies controlled by him: Dolphin Netherlands B.V., Dolphin Fund Ltd. and Inversiones Financieras Del Sur S.A. ("IFISSA") (jointly hereinafter: the "Dolphin Companies"). The Dolphin Companies hold directly about 100% of the issued share capital and the voting rights in IDB Development according to the following specification: Dolphin Fund – 0.02%; Dolphin Netherlands –68.28%: IFISSA – 31.72%.

55.	The manner in which the consideration was determined

The provisions of the indemnification letter are adapted to the prevailing law and it is an indemnification letter which is identical to the current indemnification letter which was approved by the general meeting in 2012, with respect to all of the officers at the Company. The indemnification letter is consistent with the Company's Compensation Policy.

56.	The required approvals

The required approvals are the approval of the Compensation Committee and the Board of Directors which were given on 3 November, 2016 and 22 January 2017 the approval of the general meeting convened hereunder, by a special majority as specified above.

57.	Names of the directors who participated in the resolution at the Compensation Committee and the Board of Directors

(A)
Ehud Rassabi (Chairman and External Director), Yehuda Freidenberg (External Director) and Lee-Bath Nelson (External Director) participated in the resolution of the Compensation Committee which approved the grant of the indemnification letter.

(B)
Yael Andorn (Independent Director), Ehud Rassabi (External Director), Yehuda Freidenberg (External Director) participated in the resolution of the Board of Directors which approved the grant of the indemnification letter.

58.	Names of the directors who have personal interest in the resolution and the nature of their personal interest:

The following directors might be deemed as having personal interest in the approval of the said resolution: Messrs. Eduardo Elsztain (Chairman), Saul Zang (Vice-Chairman), Sholem (Saul) Lapidot (alternate director) and Gerardo Tyszberowicz (alternate director). The personal interest of the said directors derives from the fact that the indemnification letters will be granted to them.

59.	Similar transactions in the last two years or which are still effective on the date of the board's approval

As aforesaid, the indemnification letter proposed to be granted is identical to the current indemnification letter which was granted according to past resolutions to the remaining directors and other officers serving at the Company.

60.	The reasons of the Compensation Committee and the Board of Directors for the resolution to grant the indemnification letters to the controlling shareholders

(A)
Considering the scope of the responsibility and duties imposed on the directors at the Company – including the controlling shareholders, their relatives and/or anyone that the controlling shareholders have personal interest in the granting indemnification letters to – and considering the exposure involved in their activities, it is appropriate that the Company shall grant them indemnification letters within a framework permitted by law.

(B)
The grant of an indemnification letter is common practice, consistent with the law and was intended to allow directors and officers to fulfill their duties with faith and while making business considerations for the benefit of the Company and promotion of its business.

(C)
The legislation amendments carried out in recent years extended the scope of responsibility and duties imposed on the officers at the Company and also the scope and severity of exposure and sanctions for violation of such duties. Considering the exposure involved in the activity of the directors and officers at the Company, it is appropriate that the Company shall grant them an indemnification letter suitable for the activity and exposure of the Company.

(D)	The language of the indemnification letter settles with the provisions of the applicable law including the limitations set forth therein.

(E)
The undertaking to indemnify for a monetary liability in favor of another person according to the indemnification letter, is with respect to events which in the opinion of the Board of Directors could have been expected in view of the Company's actual activity. Also, the terms of the indemnification letter and the maximum indemnification amount for such liability, as specified in the indemnification letter, are fair and reasonable in the circumstances of the matter, considering the size, type, scope, complexity and other characteristics of the Company's business sectors, and considering the extensive responsibility and the significant liabilities imposed on the officers and the directors.

(F)	This is an indemnification letter identical to the current indemnification letter which is granted to the other officers at the Company.

(G)	The indemnification letter is consistent with the Company's Compensation Policy.

(H)	The indemnification letter is in the best interests of the Company and does not constitute distribution in the meaning of such term in the Companies Law.

61.	The powers of the Israel Securities Authority

According to Regulation 10 of the Controlling Shareholders Regulations, the Securities Authority or an employee which it had authorized therefor, may within 21 days from the day of filing this Report, order the Company to provide, within a timeframe which it shall set, an explanation, details, information and documents regarding the engagement contemplated in this Report, and to order the Company to amend this Report in the manner and on the date that it will determine; in such case, the Authority may order the adjournment of the date of the general meeting to a date which will occur not before the lapse of three business days and no later than 35 days from the date of publication of the amendment to this Report.

Should the Company be required to amend this Report as aforesaid, the Company will file the amendment in the manner set forth in the Transaction with a Controlling Shareholder Regulations, send it to all of its shareholders to whom this Report had been sent and publish a notice on this matter in the manner set forth in the Transaction with a Controlling Shareholder Regulations, all unless the Authority had instructed otherwise. Should an instruction be given regarding the adjournment of the date of the general meeting, the Company will announce the instruction in an immediate report.

The following annexes are attached to this Report:
Annex A – the Company's Compensation Policy
Annex B – Proxy Card
Annex C –Language of an indemnification letter

Sincerely, Elron Electronic Industries Ltd.

Identity of the persons signing the Report in the name of the Company and their position:

Ari Bronshtein, CEO
Yaron Elad, CFO

Annex A

Elron Electronic Industries Ltd.

(the "Company")

Compensation Policy

1.	Definitions

The definitions and terms in this Compensation Policy shall have the meaning afforded to them in the Companies Law, unless defined otherwise in the context of the Compensation Policy.

The following terms in the Compensation Policy shall have the following meaning, unless explicitly stated otherwise:

"Company"	-	Elron Electronic Industries Ltd.;
"Board of Directors" or "Board"	-	the Company's board of directors;
"Committee" or "Compensation Committee"	-	the Company's compensation committee;
"Companies Law"	-	the Companies Law, 5759-1999;
"Compensation Policy"	-	a policy regarding Terms of Office and Employment of Officers;
"Officer"	-
a director, CEO, Deputy CEO, Vice  ~~CEO~~- President, and any and all other officers as defined in the Companies Law, insofar as will be appointed in the Company, and/or a manager who will be appointed and defined as an Officer with regard to the Compensation Policy by the Company's Board of Directors; provided however,  that in respect of specific sections of this policy, reference is made to only part of the Officers, as specified in the section;

"Monthly Salary" or "Monthly Pay"	-
the monthly salary is the monthly salary for the purpose of social benefits (excluding social benefits  ~~on~~from the part of the Company, bonuses, equity compensation and additional benefits), subject to Section 18 below.

"Monthly Cost of Salary"	-
the cost ~~to~~for the Company of the employment of an Officer per month which includes the ~~monthly salary~~Monthly Salary, social benefits, fixed benefits and payments ~~according to~~under law, other than bonuses and other variable compensation, and subject to the provisions of Section 18 below[1].

"Company Group"	-	the Company and/or subsidiaries and/or affiliated companies and/or held companies and/or a controlling shareholder in the Company.
"Bonus Year"	-	the calendar year in respect of which the bonus is paid;
~~"Amendment 20"~~		~~the Companies Law (Amendment No. 20), 5773-2012;~~

"Terms of Office and Employment"	-	as per their definition in the Companies Law.

2.	General

2.1
~~On December 12, 2012, Amendment No. 20 to the Companies Law, 5759-1999 came into effect dealing with the regulation of the format of the compensation for officers in public companies and in debenture companies, and also determining a special procedure for the approval thereof. Pursuant to the amendment, the~~The Compensation Committee and the Board of Directors of the Company have adopted this Compensation  Policy  in  accordance  with  the  provisions  of  the Companies Law.

2.2
The principles of the Compensation Policy were formulated after deliberations that were conducted by the Compensation Committee and the Board of Directors of the Company. The Compensation Committee and the Board of  ~~Directors of~~ the Company were assisted by external consultants. In the context of the meetings as aforesaid, a review and examination were performed of, inter alia,  the existing Compensation Policy, data and information in respect of the Terms of Office and Employment of the Officers in the Company, existing agreements with the Officers, and data that is required with regard to the terms of the employment of employees in the Company pursuant to ~~Amendment 20~~the Companies Law, and Terms of Office and Employment in other relevant companies.  ~~Due~~It should be noted that due to the small number of the public companies which are similar in the nature of their operations to  ~~that of~~ the  ~~Company~~Company's, it is difficult to examine and learn  from  comparative   information   with  regard  to  the compensation  ~~accepted~~which is customary in similar companies.

1 Calculated according to the cost of the employment as aforesaid for the last month before payment of the bonus.

2.3
The principles of the policy were intended to determine rational, proper and fair compensation for the Company's Officers, which would ensure that the Officers' compensation is consistent with the best interests of the Company and its organization-wide strategy, and simultaneously leads to the enhancement of the Officers' sense of identification with the Company and its activity, enhances their satisfaction and motivation and leads to the preservation of the high-quality Officers in the Company over time.

2.4
The considerations guiding the Compensation Committee and the Board of Directors of the Company upon  ~~the adoption of~~determining the policy  ~~were~~are the promotion of the Company's objectives, its work plan and policy; the creation of proper incentives for the Officers of  the Company, considering inter alia the Company's risk management policy; the Company's size (considering, inter alia, its equity, scope of assets and volume of average annual investments in companies); the nature of the Company as a holding company as specified at length in Section 3 below; the reinforcement of the identity of the interests of the Company's Officers and its shareholders; and with regard to Terms of Office and Employment which include variable components – the Officer's contribution to the meeting of the Company's  ~~objectives~~goals and maximization of its profits over time, and all according to the Officer's position.

2.5
Where the Compensation Committee and Board of Directors saw fit in the context of this policy document, specific reasons and explanations were also provided. The considerations stated in this  ~~section~~Section 2 were weighed with regard to the entire Compensation Policy also when not mentioned explicitly in a specific section.

~~2.6~~	~~The Compensation Policy shall be brought for the approval of the shareholders’ meeting pursuant to Section 267A of the Companies Law.~~

~~2.7~~2.6	The provisions of this Compensation Policy apply solely to the Officers (as they are defined in the Companies Law) in the Company.

~~2.8~~2.7	The Compensation Policy is worded in the masculine gender for the sake of convenience only, but its provisions shall apply in respect of women and men alike, without distinction or difference.

3.	Background on the ~~structure~~Structure of the Company

3.1
The Company is an operational holding company, which focuses on the building of technology companies that are in various stages of development. Consequently, the Company’s financial results may significantly vary from one year to the next and are significantly dependent on its investments in the held companies and on the disposition of its holdings. In view of the fact that the Company’s investments are in companies which are generally in the research and development stage and consequently record current losses due to R&D expenses, Elron recognizes its share of the losses of the held companies, in many cases irrespective of the success in the development stages and the business and clinical ~~and business~~ progress of the held companies, and will therefore usually record losses in the years in which no significant disposition transactions are performed.

3.2
As of the date of approval of this plan, other than the members of the Board of Directors and the internal auditor (who is employed through outsourcing) only ~~two~~three Officers hold office in the Company: the CEO of the Company and ~~the CFO~~two Vice-Presidents.

3.3
Commencing from May 2009, the Company engaged in a service agreement with the controlling shareholder of the Company, Discount Investment Corporation Ltd. (below respectively, “Services Agreement” “DIC”), pursuant to which the Company receives management and administration services through a team that is employed by DIC. The Services Agreement as approved by the audit committee, the Board of Directors and the shareholders’ meeting, is ~~in effect~~effective until ~~May 2015~~April 30, 2018.

~~3.4~~	~~Pursuant to the Services Agreement, the services are provided by functionaries who are appointed by DIC, subject to the receipt of the Company’s approval (the CEO of the Company and the CFO are nominated and appointed by the Company, subject to the receipt of the approval of DIC and the Company’s Board of Directors) and are either employed or retained by DIC, at its expense.~~

~~3.5~~	~~Consequently, as of the date of approval of the Compensation Policy, the Company itself does not employ employees, other than the Chairman of the Board of Directors. Accordingly, the salary of the Officers and the rest of the team operating for the Company, other that the salary of the Chairman of the Board, is not paid by the Company but by DIC. So, the Chairman of the Board of Directors has an existing employment agreement with the Company while each of the CEO of the Company and the CFO has existing employment agreements with DIC. Other than the fixed price pursuant to the Service Agreement which is paid to DIC, the Company does not bear the salary of the Officers and the rest of the team and the decision on their fixed pay and the social benefits which accompany it are in the hands of DIC. Pursuant to the Service Agreement, the Company is entitled to grant bonuses which are paid by it to its Officers and other team members who work therefor, who are employed by DIC.~~

~~3.6~~	~~Although as of the date of determination of this Compensation Policy, only the Chairman of the Board is employed by the Company and the salary of the other Officers of the Company is not paid by the Company (other than bonuses), the Compensation Committee and the Board of Directors of the Company deemed fit to determine a Compensation Policy which refers to all of the components of the Terms of Office and Employment that are accepted for Officers also if as of now, some of them are not necessarily relevant.~~

3.4
Consequently, as of the date hereof, the Company does not itself employ employees. On November 3, 2106 and November 14, 2016, the Audit Committee and the Board of Directors of the Company, respectively, approved the termination of the Services Agreement. Insofar as the termination of the Services Agreement shall be approved by the Company's shareholders meeting, then as of the termination date, the Company shall directly employ the employees, including the Officers, which as of the date hereof are employed by DIC.

4.	Appointment of Officers in the Company

4.1
The Officers who currently hold office in the Company are the ones whose education, skills, professional experience and achievements are in keeping and compatible with the Company's desired policy ~~at the Company~~.

4.2
Criteria such as managerial experience, expertise, academic education that is relevant to the position, including education and experience which instill financial expertise, shall serve as a threshold condition to the appointment for office as an Officer of the Company. Alongside the aforesaid, as specified below, in determining specific ~~terms~~Terms of ~~office~~Office or ~~employment~~Employment, the Compensation Committee and the Board of Directors shall also consider the skills, professional experience and achievements of the candidates for the position or the ones holding office therein.

5.	Principles of ~~terms~~Terms of ~~employment~~Employment of Officers in the Company

5.1
~~As aforesaid, as of the date of approval of the Compensation Policy, only the Chairman of the Board of the Company is employed directly by the Company. Two additional Officers are employed by DIC pursuant to the Services Agreement. In the future also, the Company shall be~~The Company is entitled to employ Officers, either through their employment as salaried employees or through their employment as service providers or through employment by virtue of the Services Agreement.

5.2
The determination of compensation or the overall consideration for a specific Officer shall take into account, inter alia, the nature of the position which he is due to fill as an Officer, the powers and responsibilities that are entailed by the position, his skills, experience, education, expertise, achievements and extent of suitability of the candidate to the position he is due to fill as an Officer, previous agreements that were executed with the Officer (if any), the terms of employment of the former Officer in the position, the terms of employment that prevail in the Company for other Officers considering their rank and fields of responsibility, and the promotion of the Company’s objectives, its work plan and policy with long-term vision, creation of proper incentives for the Officer considering, inter alia, the Company’s risk management policy, the size of the Company and the nature of its operations, the Officer’s contribution to the meeting of its ~~objectives~~goals and the maximization of its profits, all with long-term vision and in accordance with the Officer’s position.

6.	The ~~fixed component~~Fixed Component

This component is intended to compensate the Officer for ~~the time that is invested in filling~~performing the position in the Company and for the performance of the current tasks of the position on a daily basis. In addition, this component is intended to give ~~proper~~fair compensation to the Officers and to preserve high-quality Officers who are suitable for the Company’s objectives.

In this Section: "Officer" – an Officer, including the Chairman of the Board, and except for other directors and an internal auditor.

~~6.1~~	~~Annual pay (gross)~~

6.1	Monthly Pay (Gross)

6.1.1	Chairman of the Board

6.1.1.1	The ~~monthly pay~~Monthly Pay for the Chairman of the Board ~~of the Company~~ shall not exceed NIS ~~85~~120 thousand for a full-time position ~~percentage that shall be no less than 50%[2].~~[3].

6.1.2	CEO of the Company

6.1.2.1	The ~~monthly pay~~Monthly Pay for the CEO of the Company shall not exceed NIS 120 thousand for a full-time position[4].

6.1.3	Other Officer (who is not a director or CEO)

6.1.3.1	The ~~monthly pay~~Monthly Pay for another Officer who is not a director or CEO shall not exceed NIS 90 thousand for a full-time position[3].

(Below in this section for each of the Officers the "Pay Cap")

~~2 To clarify, the Chairman of the Board has expressed his consent to the reduction of his monthly pay which is currently NIS 131 thousand for a 50% position, to the pay of NIS 85 thousand for the same position percentage, upon the approval of the Compensation Policy and so long as the same is in effect.~~
3 To clarify, as of the date of the approval of this Compensation Policy, the Chairman of the Board receives directors' compensation in accordance with Section 13 of the Policy.
4 To clarify, this is only a Pay Cap which does not reflect the pay that exists among the Officers.

6.1.4	Linkage of the ~~fixed component~~Fixed Component – the Company shall be entitled to link the Officer’s fixed component to the Consumer Price Index (including a linkage of the cap amounts that are provided in this Section 6 above). The Company may determine that the fixed component shall not be reduced due to a decrease in the index; however a decrease in the index shall be deducted from any and all future increases.

6.1.5	Update of the Monthly Pay ~~component~~Component – the Officers’ pay may be updated from time to time, subject to the considerations that were described in relation to the determination of the Terms of Office and Employment for Officers and subject to the Pay Cap. ~~With regard to the Chairman of the Board of Directors and the CEO of the Company, such update shall be deemed as immaterial and within the power of the Compensation Committee, insofar as it does not exceed 5% per year (over and above the linkage to the index), since the last pay update as aforesaid.~~

6.2	Reimbursement of ~~expenses~~Expenses

The Officers shall be entitled to a reimbursement of out-of-pocket expenses that will be incurred by them in the context of their position, including expenses for participation in meetings, travel expenses in Israel and overseas, per diem expenses, newspapers, hospitality expenses, fees for membership in a professional organization, professional literature, against the presentation of receipts and all pursuant to the Company's procedures.

6.3	Social and ~~related benefits~~Related Benefits:the Company shall be entitled to ~~give~~grant the Officers social and related benefits as determined by law and as ~~accepted~~is customary, and in this context:

6.3.1	Provisions for provident payments and severance pay; ~~loss of working capacity~~disability insurance; study fund, leave; sick leave; convalescence pay;

6.3.2	Benefits that are ancillary to the salary as ~~accepted~~is customary for ~~officers~~Officers in similar positions (such as: car, landline telephone and mobile ~~telephone~~phone, internet connection, subscription ~~to~~for a daily newspaper, reimbursement of accommodation expenses including a gross-up of the value of recording of the benefit for tax purposes) in accordance with the Company’s procedures.

7.	Variable ~~compensation – annual bonus~~Compensation – Annual Bonus

In this Section: “Officer” – an Officer, including the Chairman of the Board ~~of Directors,~~ and except for other directors.

7.1	The Company shall be entitled to grant variable compensation to the Officer, in accordance with the principles that are specified below.

7.2	The variable component shall reflect the Officer’s contribution to the ~~achievement~~meeting of the Company’s ~~objectives~~goals and the maximization of its profits, with ~~a~~ long-term ~~view,~~vision, primarily according to measurable criteria. The variable component shall be determined in keeping with the Company’s ~~results~~performance and the personal performance of the Officer vis-à-vis the goals that have been defined for him in the context of filling his position according to his fields of responsibility. The Company’s Compensation Policy is that significant weight is attributed to the meeting of goals which reflect the Company’s objectives and/or strategy and to the yield for the shareholders of the Company. The Company’s ~~objectives~~goals express the success of the Company as a whole to fulfill its plans, the Officers’ contribution to the Company’s success, the Company’s desire to maximize value for the shareholders and the Company’s wish to compensate ~~officers~~Officers for meeting such goals. Among the goals shall be included measurable goals which reflect the Company’s objectives and strategy in the short and long term in order to create an identity of the interests of the Company, its shareholders and the Officers, in the promotion of the Company’s objectives and strategy as aforesaid~~. Considering~~, and considering the contribution of the Officer which is not measurable ~~with~~byidentified quantitative criteria~~, the~~. The bonus part which is based on ~~quantifiable~~measurable criteria shall be derived and calculated based on the ~~quantifiable objectives~~measurable goals but shall not exceed the bonus caps. The Company’s Board of Directors, with the recommendation of the Compensation Committee, shall be able to reduce up to 10% of the bonus amount, while noting the examination of the reasonableness of the bonus which was received as a result of meeting the ~~objectives~~goals, the contribution] of the Officer to the achievement thereof and the Company’s financial and business condition. In addition, the Company’s Board of Directors shall have the power to cancel the payment of all or part of the bonus to a specific Officer in cases of the Officer’s involvement in embezzlement, fraud and/or improper procedure.

7.3	Threshold ~~conditions~~Conditions – the Company shall be entitled to grant an annual bonus to Officers for a specific ~~bonus year~~Bonus Year, and subject to the following threshold conditions:

7.3.1	The Company has met its financial liabilities in the ~~bonus year~~Bonus Year.

7.3.2	The Company's financial statements do not include a "going concern" note for the Company.

7.3.3
With regard to the component of the criteria of the return on the Company's share as specified in Section 7.5.2 below – the Company shall be entitled to grant this component of the annual bonus to the Officers for a specific Bonus Year, provided that the return on the Company's share is at least 5% in the Bonus Year.

7.4	Bonus ~~cap~~Cap – the annual bonus amount shall not exceed:

7.4.1	For the Chairman of the Board and the CEO of the Company – the amount equal to 12 times the Monthly Cost of Salary, for each one.

7.4.2	For the ~~other~~Other Officers of the Company - the amount equal to 10 times the Monthly Cost of Salary, for each one.

(below, for each of the Officers, the “Annual Bonus Cap~~”)~~”).

7.5	Components of the ~~annual bonus~~Annual Bonus – the annual bonus shall be made up of the following components~~:~~ (subject to Section 11 below):

7.5.1	Measurable ~~objectives~~Goals that are ~~related~~Related to the ~~results~~Performance of the Company and the ~~held companies~~Held Companies –

7.5.1.1	This component of the annual bonus for each Officer shall be calculated according to the Company’s, the held companies’ or the Officer’s meeting of at least two measurable ~~objectives~~goals such as: meeting the budget, sales turnover, gross profit, operating profit, EBITDA or net profit, performance of investments in new companies, performance of transactions of disposition of the Company’s investments, meeting development milestones, obtaining regulatory approvals, submitting or receiving an FDA approval by one of the companies, recruiting a given number of patients for a trial etc.

7.5.1.2	The goals for each Officer or for all of the Officers as a whole (other than with regard to the Chairman of the Board and the CEO) shall be recommended by the CEO and ~~determined by the Board of Directors in the context of the Company’s work plan for the Bonus Year or shall be~~ approved by the Compensation Committee and the Board of Directors close to the beginning of the Bonus Year. The Compensation Committee and the Board of Directors shall be entitled to also determine minimum and maximum goals. The goals with regard to the Chairman of the Board and the CEO ~~shall be recommended by the Compensation Committee and determined by the Board in the context of the Company’s work plan for the Bonus Year or~~ shall be approved by the Compensation Committee and the Board of Directors close to the beginning of the Bonus Year, and may be similar to the ones which were determined for the other Officers.

7.5.1.3	Subject to the aforesaid, the Company’s Board ofDirectors shall, after receiving the recommendation of the Compensation Committee, determine in respect of each goal separately, its weight out of all of the goals, and the required date for the meeting of the various goals. Insofar as no weight shall have been determined separately for each goal, the weight of each goal shall be equal. The Company’s Board of Directors shall, after receiving the recommendation of the Compensation Committee, be entitled to determine that the meeting of part of a specific goal shall entitle to part of the bonus for such goal, which ~~shall~~may be calculated in a linear manner. Goals amounting up to 100% may be set while meeting 100% of the goals entitles to 100% of the bonus cap for such component. For meeting part of the goals, the Officer shall be entitled to a proportionate annual bonus.

7.5.2	The ~~return~~Return on the Company’s ~~share criterion~~Share Criterion

7.5.2.1
The rationale in using the test of return on the Company's share is that the Company's management has a major effect on the Company's results and performance and consequently on the capital market's faith in the Company. Hence, the increase in the Company's market value indicates that the capital market is expressing faith in the Company's management and its ability to lead and promote the Company's objectives. Hence, the bonus formula expresses the interpretation of the shareholders (the capital market) of the performance of the Company's management.

7.5.2.2
Such component of the annual bonus for each Officer shall be calculated based on the NIS return on the Company's share during the Bonus Year, while the minimum return for which a bonus will be granted for such component is 10% ("Minimum Threshold") and for a 20% return, the Officer shall be granted 100% of such component of the bonus (the "Maximum Threshold"). The bonus for such component for performance levels between the Minimum Threshold and the Maximum Threshold shall be calculated in a linear manner.

7.5.2.3	The return on the share shall be calculated as follows: in the beginning of each Bonus Year, the average price of the Company’s share ~~shall be calculated during~~in the 30 trading days before January 1 of such year shall be calculated, and at the end of each Bonus Year, the average price of the Company’s share ~~shall be calculated during~~in the 30 trading days before December 31 of such year shall be calculated. The calculation of the return shall include adjustments such as the return to the shareholders due to dividend distributions and adjustments to capital restructuring such as consolidation of shares, splitting of shares, granting of stock dividends etc.

7.5.2.4	Meeting of more than 100% of the Maximum Threshold may entitle to more than 100% of this bonus component, such that upon excess return of 5% and more above the Maximum Threshold, an increment in the amount of the Officer’s ~~Monthly Cost~~cost of ~~Salary~~salary shall be given for one month, in addition to the bonus to which the Officer is entitled for such component. As aforesaid, in any event the annual bonus as a whole shall not exceed the bonus cap.

7.5.3	Component of ~~performance evaluation~~Performance Evaluation with ~~discretion~~Discretion

This component of the annual bonus shall be based on an evaluation in respect of the filling of the Officer’s position and his performance in the Bonus Year, and shall be granted to an Officer of the Company based on the recommendation of the CEO and with the approval of the Compensation Committee and the Board of Directors of the Company, and in respect of the Chairman of the Board and the CEO – with the approval of the Compensation Committee and the Board of Directors of the Company.

7.6	Division ~~between~~Between the ~~bonus components~~Bonus Components

Below is the ~~allocation~~division between the bonus components that are described in Section 7.5 above with regard to the Officers:

Component	Weight out of the ~~bonus cap~~Bonus Cap
Company's and held companies' performance goals	35%
Return on share	50%
~~Discretionary~~ Performance evaluation with discretion	15%

7.7	Timing of ~~payment~~Payment of the ~~annual bonus – the~~Annual Bonus – The annual bonus shall be paid to the Officers in the following manner:

7.7.1	The part of the annual bonus for the component of the measurable goals that are related to the ~~results~~performance of the Company and the held companies, and due to the component of performance evaluation with discretion shall be paid to the Officer on a date ~~soon~~close after the date of approval of the Company’s financial statements for the Bonus Year.

7.7.2	The part of the annual bonus due to the criterion of the return on the Company's share shall be paid to the Officer in the following manner:

~~7.7.2.1~~ The total bonus for the meeting of 100% of the Maximum Threshold shall be paid to the Officer on a date ~~soon~~close after the date of approval of the Company’s financial statements for the Bonus Year.

The balance of the bonus due to such component, if any, shall be paid on a date ~~soon~~close after the date of approval of the Company’s financial statements for the first calendar year after the Bonus Year in respect of which the bonus was paid (the “Deferred Payment” and “Deferred Payment Period”). The Deferred Payment shall be linked to the index. A threshold condition to the receipt of the Deferred Payment as aforesaid shall be the meeting of the threshold conditions as provided in Section 7.3 in that year.

If in a specific Bonus Year the threshold conditions provided in this section are not fulfilled, then the deferred part that was due to be paid after such year shall be postponed to the following year, and if in the following year the threshold conditions are again not met, such deferred part shall be cancelled and not paid.

7.8	Denial of ~~bonuses~~Bonuses – If the office of any of the Officers expires under circumstances in which his right to severance pay can be denied in the event of ~~termination~~dismissal, his entitlement to an annual bonus and any and all parts of the annual bonus yet unpaid to him shall be denied.

7.9	Publication in the ~~annual report – each~~Annual Report – Each year (if and insofar as in that year an annual bonus was granted to the Chairman of the Board and/or the CEO of the Company pursuant to this Section 7) the Company shall publish in the annual report the measurable goals that were set by the Board of Directors for the Chairman of the Board ~~of Directors~~and/or the CEO for the Bonus Year that has lapsed, as the case may be, simultaneously with the publication of the amount of the annual bonus to be granted to the Chairman of the Board ~~of Directors~~ and the CEO.

8.	Annual ~~bonus under special circumstances~~Bonus Under Special Circumstances

~~Notwithstanding the~~The provisions of Section 7 above notwithstanding, in a Bonus Year in which the Officers are not entitled to the receipt of an annual bonus, or are entitled to an annual bonus which is lower than twice the Officer’s Monthly Cost of Salary, the Compensation Committee and the Board of Directors shall be entitled to grant each Officer~~5~~ a special bonus, which shall not exceed the amount of twice the Officer’s Monthly Cost of Salary or supplementation to the aforesaid amount, as the case may be, such that the total annual bonus amount to which the Officer is entitled together with the aforesaid special bonus shall not exceed twice the Officer’s Monthly Cost of Salary and all if they shall have deemed that there are reasons justifying the aforesaid.

9.	Calculation of ~~bonuses~~Bonuses in the ~~event~~Event of ~~partial employment~~Partial Employment in the ~~course~~Course of the Bonus Year – ~~in~~In the event that the employment relationship between the Officer and the Company expires in the course of the Bonus Year after March 31, or in the event that an Officer has commenced his employment in the course of the Bonus Year and has completed at least three months of employment, the annual bonus amount shall be calculated pursuant to this Compensation Policy, at the end of the calendar year, while the goals that were set shall be amended and calculated proportionately in accordance with the Officer’s period of employment in the part of such year, and the Officer shall be entitled to the share of the annual bonus proportionately to the period of his employment in the year.

10.	Taxes and mandatory payments which apply to the Officer by law shall be deducted from any and all bonuses that are due to the Officers. Bonuses shall not be considered as part of the salary with regard to provisions and related payments, subject to any and all laws.

~~5 Including the Chairman of the Board, and except for other directors.~~

11.	Variable ~~equity~~ Equity Component

In this Section: "Officer" – an Officer, including the Chairman of the Board and except other directors (without derogating from the possibility to grant proportionate compensation in securities in accordance with the Compensation Regulations).

~~11.~~11.1	Equity compensation shall be granted to an Officer only in lieu of the return on the share criterioncomponent of the annual bonus, and provided that the Officer waived receiving this component for the period for which the equity bonus is granted to the Officer, insofar as such waiver is required. For the removal of doubt, insofar as the equity bonus has not yet been granted, the provisions of the Compensation Policy with respect to the component of the annual bonus due to the return on the share criterion shall continue to apply with respect to the Officer.

11.2	~~The Company’s~~ During the period of the Compensation Policy ~~document does not include the possibility of granting equity compensation. The~~ , the Company shall be entitled to ~~adopt an equity compensation plan in the future which will be brought~~approve or to act pursuant to plans for the ~~required approval~~granting of equity compensation for Officers, by way of granting options to purchase the Company's shares ("Equity Compensation").

~~11.1~~11.3	Vesting Period – The total vesting period of the Equity Compensation shall spread over a period which shall be no less than three years from the date of the grant. It will be possible to determine that the Equity Compensation shall vest in equal portions in the ~~Company’s organs~~framework of the said total vesting period, provided that the first portion shall vest within a period of at least a year from the date of grant. The vesting of the Equity Compensation shall be contingent upon the continued employment of the Officer with the Company and ~~shareholders’ meeting~~/or a company of the Company Group at the time of the vesting of each portion.

11.4
Cap for the Value of the Benefit – The economic value of the Equity Compensation that shall be granted, if and to the extent granted, at the date of grant, for the vesting year (on a linear basis and not on an accounting basis), shall not exceed an amount equal to 7 times the Monthly Cost of Salary for the Company's CEO and an amount of 6 times the Monthly Cost of Salary for any other Officer who is not a director or a CEO.

11.5
Exercise Price – The exercise price of each option shall be no less than the average price of the Company's share on the stock exchange in the 30 trading days preceding the date of grant or of the price of the Company's share on the date the options were granted, as shall be determined at the date of grant, all with the addition of a premium that shall be determined.

11.6	Any portion of the Equity Compensation shall be exercisable within a period which shall be determined on the date of grant and which shall not exceed 8 years from the date of grant.

11.7
The Equity Compensation shall be granted, if and to the extent relevant, in accordance with the provisions of Section 102 of the Income Tax Ordinance, in the capital gains tax track, or it may be in accordance with the optimal tax track for the Officers, as shall be determined from time to time.

11.8
The Equity Compensation shall be subject to customary adjustments, which include adjustments for dividend, bonus shares, changes in capital (consolidation, split, etc.), issuance of rights and restructuring of the Company (such as a split, merger, etc.) etc.

11.9
In light of the nature of the Equity Compensation, which is options that are not paid in cash by the Company, there is no obligation at the time of grant to determine a cap for the exercise value, and therefore the Compensation Committee and the Board of Directors have found that there is no room to determine such a cap.

11.10
Exercise in Accordance with the Value of the Benefit – The Compensation Committee and the Board of Directors of the Company shall be entitled to determine, in the framework of granting the securities, that the exercise thereof shall be made in accordance with the value of the benefit embedded therein ("Cashless").

11.11
If and to the extent an equity bonus was granted in the course of the year, the provisions of the Compensation Policy regarding the return on the share criterion component of the annual bonus, shall continue to apply with respect to the Officer in such calendar year; However the payment for such component in that calendar year shall be only for the part of the year that preceded the granting of the equity bonus.

~~11.2~~11.12
Equity Compensation in Held Companies that are not in the Company's Control - The Company’s Officers occasionally serve as ~~officers~~Officers and directors in held companies of the Company in which equity compensation plans exist. In the event that an Officer of the Company either serves or will serve as an ~~officer or~~ Officer, including as a director, in a ~~public~~ held company, that is not controlled by the ~~Officer shall~~Company, subject to the approval of the Company's Board of Directors, the Officer may be compensated according to the compensation policy of the ~~public~~held company (in respect of the equity compensation), independently of the other compensation components in the ~~Company~~company, and all in accordance with the compensation policy and compensation plans of the ~~public~~ held company, and this shall not be considered as compensation which is granted by the Company.

12.	Ratio ~~between~~Between a ~~fixed component~~Fixed Component and a ~~variable component~~Variable Component

The cap of the maximum variable component which is paid by the Company pursuant to this Compensation Policy to each Officer shall not exceed ~~50~~53% of the comprehensive annual cost of the Terms of Office and Employment of the Officer, subject to Section 11.4 above6.

13.	Compensation for ~~directors~~Directors

~~13.1~~	~~The terms of employment of the Chairman of the Board shall be determined according to the principles specified above.~~

~~13.2~~13.1
~~Other than the Chairman, the~~The compensation for directors of the Company shall be annual compensation and compensation per meeting (including in the event of a written resolution or a telephone conversation) and reimbursement of expenses, to be determined in accordance with the provisions set forth in the Companies Regulations (Rules on Compensation and Expenses of an Outside Director), 5760- 2000 (the “Compensation Regulations”), up to the maximum compensation which is permitted under the Compensation Regulations, according to the rating that is appropriate for the Company which is determined according to its equity level (as being from time to time), including with regard to companies, the securities of which have been offered to the public or are traded overseas. ~~Lawful~~ VAT according to law, shall be added to the annual compensation and the compensation per meeting, insofar as necessary.

~~13.3~~13.2
While noting the Company’s nature and size, as being from time to time, the functions and duties of a director of the Company, the Company is entitled to determine that the payments to the directors shall also be pursuant to the provisions that apply to proportionate compensation according to the Compensation Regulations~~.~~ , including with respect to compensation in securities.

13.3
Annual compensation and compensation per meeting for directors in the Company who are themselves, and/or whose relatives are, controlling shareholders therein and/or in which the controlling shareholders have a personal interest, including when the compensation for their office is paid to a controlling shareholder in the Company, may be in amounts which shall not exceed that which is stated in Section 13.1 above.

13.4	Insofar as no active Chairman of the Board shall serve in the Company, the principles specified in this Section 13 shall apply to him, and Sections 6, 11 and 14 of this Policy shall not apply to him.

6 For this purpose "variable component" includes annual bonus and Equity Compensation. For the purpose of calculating the Equity Compensation, it shall be clarified that it is the economic value of the Equity Compensation on the date of grant multiplied by the number of months remaining until the end of the year from the date of grant, divided by the number of the months of vesting.

14.	Term of ~~office~~Office of the Officer and ~~arrangements~~Arrangements for ~~termination~~Termination of ~~employment~~Employment

In this Section: “Officer” – an Officer, including Chairman of the Board ~~of Directors~~ and except for other directors.

14.1	Terms of retirement or specific severance pay shall be determined, for all of the Officers and employees of the Company, which shall take into consideration the Officer’s terms of employment upon his retirement, the length of time the Officer has been with the Company, his contribution thereto, and the circumstances of his retirement. With regard to new employees and Officers, the terms shall be determined according to the Company's common practice ~~at the Company~~ and under similar terms.

14.2	The ~~term~~Term of the ~~agreements – the~~Agreements – The employment agreements of Officers shall generally be for an indefinite period of time, with each party being entitled to terminate the employment agreement at any time, subject to ~~a prior~~an advance notice period set in the agreement. The aforesaid notwithstanding, in the future the Company shall be entitled to engage with Officers for a limited period that shall not exceed three years, in the course of which each party shall be entitled to terminate the agreement at all times, subject to ~~a prior~~an advance notice period set in the agreement.

14.3	Severance ~~pay – in~~Pay – In each case of termination of an employment relationship (other than under circumstances of ~~termination~~dismissal of the Officer under circumstances which, in the opinion of the Compensation Committee and the Board of Directors, confer on the Company (or its affiliate) the right to terminate ~~him~~his employment without payment of severance pay pursuant to the law), the Officer shall be entitled to full severance pay by law (including the possibility of releasing funds accrued in severance payment funds in any event of termination of employment) or pursuant to Section 14 of the Severance Pay Law, in accordance with the agreement with the employee.

14.4	Payment in ~~lieu~~Lieu of ~~prior notice~~Prior Notice – the Company shall be entitled to give the Officer ~~prior~~an advance notice for a period that shall not exceed 3 months, in the course of which the Officer shall undertake to provide services to the Company in practice, during which the employee shall be entitled to all of the ~~conditions~~terms and benefits and also to bonuses, for the period in which he was employed in practice. The Company shall be entitled to waive the employment of the Officer in the Company during the ~~prior~~advance notice period and pay the consideration which is due to him in lieu of the ~~prior~~advance notice together with the related benefits or the value thereof, also in the event of immediate termination of employment. The ~~prior~~advance notice period shall be determined at the time of the engagement with the Officer or close thereto. The considerations for the giving of ~~a prior~~an advance notice period may include, inter alia, the Officer’s period of employment, position and terms of employment in such period.

14.5	Adjustment ~~grant~~Grant –

14.5.1	~~Due to the discontinuation of the employment of an Officer at the Company, and subject to his holding office for at least 36 months, the~~The Compensation Committee shall be able to approve an adjustment grant for the Officer (over and above the Officer’s rights to severance pay and advance notice as specified in ~~Section~~Sections 14.3 and 14.4 above) which shall not exceed the amount of up to 6 times the Monthly Cost of Salary for each Officer. due to the termination of the Officer's employment with the Company, and subject to his holding office for at least 36 months.The Company is entitled to condition the payment of the grant on a non-competition undertaking by the Officer during the adjustment period.

14.5.2	The considerations for giving an adjustment grant may include, inter alia, and insofar as they are known at the time the decision is made, the Officer’s employment period, his terms of employment in such period, the Company’s results in such period, the Officer’s contribution to meeting the Company’s ~~objectives~~goals and maximization of its profits, a special non- competition undertaking, and the circumstances of the retirement.

14.5.3
The Company shall be entitled to approve such an adjustment grant to an Officer during the term of his office or at the time of the termination of his office, which shall be paid at the time of the termination of the Officer's office.

15.	Insurance and ~~indemnification~~Indemnification

15.1	D&O ~~liability insurance –~~Liability Insurance – The Company shall be entitled to purchase a D&O liability insurance policy which will apply to the directors and the Officers of the Company and/or its subsidiaries, as being from time to time, which will insure their liability subject to limitations and approvals set forth ~~in the~~under law (including run-off insurance or insurance in relation to relevant events or activities). The scope of the insurance coverage shall be determined from time to time according to the scope of the Company’s operations and the risks entailed thereby, the Company’s equity and it being a public company.

15.2	Advance ~~indemnification~~Indemnification – The Company shall be entitled to give an undertaking to advance indemnification to each Officer of the Company in his capacity as an Officer of the Company or by virtue of his position in other companies in which he was appointed on behalf or at the request of the Company, subject to limitations and approvals set forth ~~in the~~under law. The indemnification amount which the Company will pay to all of the Officers, cumulatively, including Officers who either do or will hold office, at the request of the Company, as officers of other companies, under all of the letters of indemnification that will be issued to them by the Company pursuant to the indemnification resolution, for monetary liability, shall not exceed 25% (twenty five percent) of the Company’s equity (in USD), according to the Company’s last (annual or quarterly) financial statements that are known before the payment of the actual indemnification plus amounts received, if any, from the insurance company in the context of an insurance in which the Company engaged. Nothing in the aforesaid derogates from an indemnification undertaking if and insofar as approved and/or given in the past by the Company to Officers, and which is valid.

15.3	Retroactive ~~indemnification – the~~Indemnification – The Company shall be entitled to indemnify any and all Officers retroactively in the widest manner that is possible pursuant to the Companies Law.

15.4
The Company shall be entitled to grant the Officers, subject to the provisions of any law, an exemption from liability for any damage caused to it due to the breach of the Officer's duty of care towards it in his actions in his capacity as an Officer, subject to the provisions of the law and the Company's articles of association. This exemption will not apply in relation to any act or omission by the Officer in connection with a decision or a transaction in which a Controlling Shareholder or any Officer has a personal interest. This exemption will not apply in relation to any act or omission by the Officer in connection with a decision or a transaction in which a Controlling Shareholder or any Officer has a personal interest. The aforementioned limitation will not apply to Officers who were first appointed prior to the approval of this Compensation Policy by the Company's shareholders (February 27, 2017) and who are entitled to said exemption based on past decisions made by the Company.

~~15.4~~15.5
Nothing in this Compensation Policy derogates from the resolutions of the Company which were previously adopted with regard to the giving of advance indemnification and/or an undertaking to indemnify and/or advance exemption from liability to Officers, as permitted under the Companies Law.

16.	The ~~ratio between~~Ratio Between the Terms of Office and Employment of the Officers and the ~~salary~~Salary of the Company’s ~~employees~~Employees

16.1	The Compensation Committee and the Board of Directors have deliberated the ratios between the maximum possible annual cost of the Terms of Office and Employment of the Officers and the annual and median cost of the terms of employment of all of ~~the employees to the Companywho~~those who work for the Company who are, as aforesaid, DIC employees.

16.2
The Company does not employ contract workers on a regular basis but very occasionally and for limited and fixed periods of time. Accordingly, the Compensation Committee and the Board of Directors deemed that the examination of the ratio between the Terms of Office and Employment of the Officers of the Company and the terms of the employment of the contract workers is irrelevant.

16.3	For ~~2012~~2015, the cost of the Terms of Office and Employment of the CEO of the Company is ~~approximately2.1~~approximately 3.5 times the average cost and approximately~~. 4.3~~ 5.8 times the median cost of the terms of employment of the other Company employees. ~~The ratios below are based on the employment cost, but do not take bonus payments into account.~~

~~16.4~~	~~For 2012, the cost of the Terms of Office and Employment of the Chairman of the Board (in terms of a full-time position, prior to the reduction in his fixed pay pursuant to this document) is approximately 7 times the average cost and approx. 10.6 times the median cost of the terms of employment of the Company’s other employees. The ratios below are based on the employment cost but do not take bonus payments into account.~~

~~16.5~~16.4
~~For 2012~~For 2015, the cost of the average Terms of Office and Employment of all of the Officers of the Company is ~~approx. 4~~approximately 2.3 times the average cost of the terms of employment of all of the Company’s employees and ~~approx. 6~~approximately 4.2 times the median cost of the terms of employment of all of the Company’s employees.

~~16.6~~16.5
After having examined the Terms of Office and Employment of the Officers as aforesaid and the salary which is paid to the Company’s ~~employees~~workers, the Compensation Committee and the Board of Directors believe that the gaps between the Terms of Office and Employment that are paid to the Officers and the Terms of Office and Employment that are paid to the Company’s employees at present do not have an adverse effect on the labor relations at the Company.

~~16.7~~16.6
Upon determining the Terms of Office and Employment of the Officers ~~at~~of the Company, the Compensation Committee and the Board of Directors intend to address, inter alia, the ratio between the Terms of Office and Employment of the Officers and the terms of the Company’s employees and the possible effect of the ratio on the labor relations at the Company.

17.	The ~~returning~~Returning of ~~amounts~~Amounts that were ~~granted~~Granted to Officers, to the Company

17.1	In the event that within 3 years from the date of approval of the Company’s consolidated and audited financial statements for the Bonus Year, its financial statements are amended such that, had the bonus amount that was due to the Officer for such year been calculated according to the amended figures, the Officer would have received a bonus that is lower than such which he received in practice, the Officer shall return the difference between the amount of the bonus which he received and that to which he would have been entitled pursuant to such amendment, to the Company. The aforesaid amounts shall be returned without linkage ~~.~~. The manner of returning the amounts to the Company, including the installment payment arrangement, shall be determined by the Compensation Committee and the Board of Directors of the Company, provided that they are performed within a reasonable time, considering the circumstances of the case.

17.2	In the event that the Company’s consolidated and audited financial statements for any year are amended such that, had the bonus amount which was due to the Officer for such year been calculated according to the amended figures, the Officer would have received a higher bonus, the Company shall pay the Officer the difference between the bonus amount to which he would have been entitled and ~~such~~that which he received pursuant to the aforesaid amendment. The aforesaid amounts shall be paid without linkage. The amounts to be returned (whether to the Company or the Officer) shall be calculated considering the mandatory payments under law that were performed by the Officer due to the amount that was initially paid to him, and any and all reimbursements of such mandatory payments that the Officer will receive for the amount that he returns.

~~17.2~~17.3
The provisions of this section shall not apply in the event that the amendment of the Company’s financial statements is performed due to changes in the accounting standards or in legislation, the application of which shall commence after the date on which the Company’s Board of Directors will approve, for the first time, the Company’s financial statements for such year.

18.	Employment as a ~~contractor~~Contractor or ~~through~~Through a ~~management company~~Management Company

The Company may retain the Officer as a self-employed worker rather than as a salaried employee. In such a case, the maximum payment made to him shall be calculated according to the cap of the cost of pay to a salaried employee for the Company in his position (with the required adjustments) and the principles of the Compensation Policy shall apply with regard to him, mutatis mutandis.

19.	An ~~immaterial change~~Immaterial Change in the ~~terms~~Terms of the ~~employment~~Employment

19.1
Pursuant to the provisions of the law, the Compensation Committee (with respect to the CEO) or the Compensation Committee and/or the Company's CEO (with respect to Officers who are subordinated to the Company's CEO), as applicable, shall be entitled to approve an immaterial change in the terms of the employment that were approved pursuant ~~o~~to this policy as provided in Section 272(d) of the Companies Law, or in Regulation 1B3 of the Companies Regulations (Relaxations in Transactions with Interested Parties), 5760-2000.

19.2
In this context the Compensation Committee or the Company's CEO, as applicable, shall be entitled to approve, from time to time, in the course of the period of the Compensation Policy, changes which are immaterial in an Officer’s compensation~~, the cumulative result of such changes~~. An immaterial change for ~~each Officer not exceeding 5~~the purpose of this section is a real change in the cost of the compensation at a rate of up to5% per year with respect to the higher of the annual cost for the Company of the Officer’s compensation as ~~being prior to the changes pursuant to Section 272(d) of the Companies Law, as changes which are immaterial relative to the amount of~~was at the ~~overall~~date of the approval of the Compensation Policy, or the annual ~~compensation~~ cost ~~that is borne by~~to the Company ~~due~~of the Officer's compensation in the preceding calendar year, and no more than a total change of 15% cumulatively over a period of three years with respect to the annual cost of the Officer's compensation at the date of the approval of the Compensation Policy, all subject to the ~~Officer’s office~~compensation caps prescribed in this Policy.

19.3	To clarify, a change which is not considered an immaterial change shall be approved pursuant to the law.

20.	Period of the Compensation Policy

The Compensation Policy shall be valid for a three year period which shall commence from the date of receipt of the general meeting's approval of the Compensation Policy.  For the removal of doubt, it should be clarified that the provisions of this Compensation Policy with respect to the annual bonus shall apply commencing from the annual bonus for 2017 and onwards. The provisions of the Company's previous Compensation Policy shall continue to apply to the annual bonus for 2016.

~~21.~~	~~Payment of annual bonuses to Officers for 2013~~

~~21.1~~	~~While noting~~ For the ~~date of approval of the Compensation Policy, the Compensation Committee and the Board of Directors have determined~~removal of doubt, it should be clarified that ~~with regard to the payment of the annual bonus for 2013, the principles~~the provisions of this Compensation Policy ~~including~~with respect to the annual bonus ~~caps and the manner of calculation thereof~~ shall apply~~, while the objectives that are measurable that are related to the results of the Company and the held companies were set during 2013.~~

~~21.2~~	~~At the same time, in view of the Chairman of the Board’s consent to reduce his fixed pay~~ commencing from the ~~date of approval~~annual bonus for 2017 and onwards. The provisions of the Company's previous Compensation Policy, shall continue to apply to the ~~cap of his~~ annual bonus for ~~2013 shall be reduced by the amount that is equal to the difference between the cost of his fixed annual pay in 2013 and the cap of the cost of the annual pay that was determined for him in this policy document, and in any event his annual bonus for 2013 shall not exceed NIS 750 thousand~~2016.

~~22.~~21.	Miscellaneous

~~22.1~~21.1
Nothing in this document establishes any right (including a right to receive compensation of any kind and type whatsoever) of Officers to whom this Compensation Policy applies, and/or of any other third party.

~~22.2~~
~~Changes may occur in the identity of the Officers from year to year and persons who have held office as Officers in a specific year and whose Terms of Office and Employment were subject to this Compensation Policy will not necessarily continue their office as Officers in the following years, and their Terms of Office and Employment shall not be subject to this policy, and vice versa. In addition, the Company shall be entitled to change the Terms of Office and Employment of any Officer at all times and shall not be obligated to apply to the Officer the same Terms of Office and Employment which applied to him in previous years.~~

~~22.3~~21.2
From time to time, the Compensation Committee and the Board of Directors shall examine the Compensation Policy and the need to adjust the same and particularly if a material change shall have occurred in the circumstances which existed upon the determination hereof or for other reasons, and shall examine the need to determine a compensation plan for Officers of the Company while noting the Compensation Policy.

21.3
~~*~~ Subject to the provisions of any law, the Compensation Policy does not derogate from existing agreements, or Terms of Office and Employment or payments that were approved prior to the determining of the Compensation Policy.

Annex B

ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 27, 2017

The undersigned hereby constitutes and appoints ROY CARMONA, ADV the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on January 29, 2017 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on February 27, 2017, at 15:30 pm (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

Please mark your vote in blue or black ink as shown here	☒	.

1.	Proposal No. 1 – To approve the Company's officers compensation policy, attached as Annex A to the Proxy Statement (according to Section 267A of the Companies Law).

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	Proposal No. 2 - To approve the following as a single resolution :

2.1
To terminate the Company's engagement with Discount Investment Corporation Ltd. ("DIC"), a controlling shareholder of the Company, in a Services Agreement commencing from March 31, 2017 and to approve the agreements between the Company and DIC in respect thereof as described in Part C of the Proxy Statement; and

2.2	To approve terms of office and employment of the serving CEO, Mr. Ari Bronshtein.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.
To appoint the accounting firm of Kesselman & Kesselman (PWC) as the joint auditors of the Company, such that the accounting firm of Kost Forer Gabbay & Kasierer (the Company's auditors as of the date of this Proxy) and the accounting firm of Kesselman & Kesselman (PWC) will serve as the Company's auditors, jointly, until the end of the next annual general meeting of the Company, and the authorization of the Company's Audit Committee and Board of Directors to determine their fees as the auditors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.
To approve the grant of indemnification letters to directors and officers of the Company, who are serving or who will serve therein from time to time, who them and/or their relatives are controlling shareholders of the Company and/or in the grant of which the controlling shareholders of the Company could have a personal interest, for their actions in the capacity of their office at the Company and for their actions in the capacity of their office upon the Company's request, as the officers in another Company, in which the Company holds shares, directly or indirectly, or that the Company has any interest in, under the identical terms of the current indemnification letter existing in the Company and attached as Annex C to the Proxy Statement. To the extent that this resolution is approved, the letters of indemnification that will be granted to directors and to officers who and/or whose relatives are controlling shareholders, shall remain in effect for three years commencing from the date of approval of the shareholders meeting convened hereby.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PLEASE STATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON".

☐ YES	☐ NO

PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTIONS DESCRIBED IN PROPOSAL NOS. 1, 2 and 4.

☐ YES	☐ NO

B - 2

If your response to the above question is YES, please provide details:

NOTE: Under the Companies law, 1999 you are required to indicate whether or not you are a "controlling person" and whether or not you have a personal interest in resolution nos. 1, 2 and 4 described  above and if so, to provide the necessary details in connection therewith.

The term "personal interest"  includes the personal interest of any of your relatives or any entity in which you or any of your relatives (i) holds 5% or more of the issued and outstanding share capital or voting rights, or (ii) has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or (iii) is a director or a general manager. The term "personal interest" also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not.

An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON" AND WHETHER OR NOT YOU HAVE A PERSONAL INTEREST, OR MARK THAT YOU HAVE A PERSONAL INTEREST BUT DO NOT PROVIDE THE NECESSARY DETAILS IN CONNECTION THEREWITH, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR WITH RESPECT TO THE RESOLUTION DESCRIBED IN PROPOSAL NOS. 1, 2 AND 4.

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in the Proposal listed above.

Dated: ______________________, 2017

________________________________
IMPORTANT: Please sign exactly as name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.

B - 3

Annex C

Dear. ___________

English Translation of Indemnification Letter

Whereas on December 25, 2011 the Company’s board of directors resolved, after approval therefor had been received from the Company’s audit committee, to approve the grant of this letter to all of the directors serving and who will serve from time to time at the Company, in respect of any acts carried out by them in their capacity as officers of the Company, as well as in respect of any acts carried out by them in their capacity, at the Company's request, as officers of another company, of which the Company is a shareholder, either directly or indirectly, or in which the Company has any interest whatsoever ("Another/Other Company") in accordance with the provisions of the Companies Law and other laws and the terms of indemnification specified in this Letter; and

Whereas, on February 1, 2012, the general meeting of the Company also approved the said resolution; and

Whereas on March 13, 2012 the Company’s board of directors resolved, after approval therefor had been received from the Company’s audit committee, to approve the grant of this Letter to the officers of the Company as well, for which the general meeting approval is not required, according to the provisions of the Companies Law and other laws and the terms of indemnification specified in this Letter.

Whereas on January 22, 2017 the Company’s board of directors resolved, after approval therefor had been received from the Company’s compensation committee, to approve the grant of this Letter to directors and officers serving and who will serve from time to time at the Company, who are or whose relatives are controlling shareholders in the Company and/or in the granting of which the controlling shareholders of the Company may have a personal interest and on               2017, the Company's shareholders approved the said matter.

We hereby notify you as follows:

1.	Indemnification Undertaking

Without derogating from the Company’s right to indemnify you retroactively, as permitted in the Company’s articles of association, the Company hereby undertakes as follows:

1.1.
To indemnify you for any liability or expense, as specified below, imposed upon you or expended by you as a result of acts carried out by you (including acts carried out prior to the date of this Letter) and/or to be carried out by you, in your capacity as an officer at the Company.

1.1.1.
A monetary liability that shall be imposed upon you in favor of a third party pursuant to a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court, provided that such liability will be connected directly or indirectly, to one or more of the events specified in the Addendum hereto, or any part thereof or related thereto, directly or indirectly, provided that the maximum amount of the indemnification for such liability shall not exceed the amount specified in Section 2 below;

1.1.2.
Reasonable expenses of the proceedings, including lawyers' fees, to be expended by you due to an investigation or proceeding that was conducted against you by an authority which is authorized to conduct an investigation or proceeding, and which has ended without the filing of an indictment against you and without a monetary liability being imposed upon you in lieu of criminal proceeding, or which has ended without the filing of an indictment against you but with the imposition of a monetary liability in lieu of a criminal proceeding in an offense which requires no proof of a criminal intention or in respect of a monetary sanction;

In this paragraph – “A proceeding ending without the filing of an indictment in a matter on which a criminal investigation has been instituted” and “Monetary liability in lieu of a criminal proceeding” – including in their meaning in Section 260 (a)(1a) of the Companies Law as shall be amended from time to time.

1.1.3.
Reasonable expenses of the proceedings, including lawyers' fees, to be expended by you or imposed upon you by a court, in proceedingsissued against you by the Company or on its behalf or by a third party, or in criminal proceedings from which you shall be acquitted, or in criminal proceedings in which you shall be convicted of an offense which do not require proof of criminal intention;

1.1.4.	Payment to a party injured by a breach, which will be imposed upon you in connection with an administrative proceeding;

1.1.5.	Expenses that you shall incur in connection with an administrative proceeding that was conducted in your case, including reasonable expenses of the proceedings, including lawyers' fees.

In this Section, “A Third Party” – including in case of a claim filed against you by way of a derivative claim.

2.
The aggregate indemnification amount  that the Company shall pay its officers, including officers serving or who will serve upon the Company’s request as officers in Other Companies, pursuant to all the letters of indemnification that shall be issued by the Company, pursuant to the indemnification decision, for liability as stated in Section 1.1.1 above, shall not exceed 25% (twenty five percent) of the shareholders equity (in U.S. dollars) of the Company according to the Company's last (annual or quarterly) financial statements known before the actual indemnification payment (the “Maximum Indemnification Amount”) in addition to sums that may be received, if any, from insurance companies in connection to insurance policies that the Company has purchased.

2.1.
If and insofar as the sum of all of the indemnification amounts that the Company shall be required to pay to officers thereof, as stated in Section 1.1.1 above, shall exceed the Maximum Indemnification Amount or the balance of the Maximum Indemnification Amount (as being at that time) according to Section 2 above, the Maximum Indemnification Amount, or the balance thereof, as the case may be, shall be divided among the officers who shall be entitled to such indemnification,which they have requested but not yet received, such that the indemnification amount that each one of the officers shall receive, in practice, shall be calculated according to the ratio between the sum of the indemnifiable liability of each of the officers and the total sum of the indemnifiable liability of all of such officers, in the aggregate.

2.2.
Upon the occurrence of an event for which you may be entitled to indemnification in accordance with the aforesaid, the Company shall make available to you, from time to time, such funds as are required to cover the expenses and other various payments involved in the handling of such legal and/or administrative proceeding, including in inquiry and investigation proceedings, such that you will not be required to pay or finance the same yourself, and all subject to the conditions and provisions of this letter of indemnification.

3.	Without derogating from the aforesaid, the indemnification undertaking pursuant to this Letter is subject to the provisions of this Section:

3.1.
You shall notify the Company of any legal and/or administrative proceeding (including inquiry/investigation proceedings) to be instituted against you in connection with any event for which the indemnification may apply and of any threat that shall be delivered to you in writing according to which such proceeding is to be instituted against you, with the appropriate promptness after first learning thereof, and you shall forward to the Company, or to whomever it shall instruct you, any document in connection with such proceeding. The aforesaid is subject to any bar to do so pertaining to any proceeding, applicable to you according to law.

3.2.
Subject to the same not contradicting the terms and conditions of the officer liability insurance policy of the Company – the Company shall be entitled to assume the handling of your defense against such legal and/or administrative proceeding (including inquiry/investigation proceedings) and/or to entrust such handling to any attorney whom the Company shall choose for this purpose (other than an attorney who shall be unacceptable to you, on reasonable grounds), provided that all of the following cumulative conditions shall be fulfilled: (a) The Company shall have given notice, within 45 days from the date of receipt of the notice as stated in Section 3.1 above (or a shorter period if required for the purpose of filing your statement of defense or your response to the proceeding), that it shall indemnify you in accordance with the provisions of this Letter; (b) The legal and/or administrative proceeding (including inquiry/investigation proceedings) against you shall include only a claim for financial compensation. In handling the proceedings, the Company and/or such attorney will be entitled to act according to their sole discretion to conclude such proceeding; the attorney so appointed will act and will owe a duty of trust to the Company and to you. Where a conflict of interests between you and the Company and/or the Other Company shall arise, the attorney shall notify thereof, and you will be entitled to appoint an attorney on your behalf and the provisions of this Letter of Indemnification shall apply to the expenses that you shall incur in respect of such appointment.In case that the Company shall elect to settle in respect of a monetary charge or decide a dispute by way of arbitration in respect of a monetary charge, it may do so, insofar as the claim against you and/or the threatened claim against you as aforesaid in Section 3.1 above shall be fully removed. Upon the Company’s request, you shall sign any document which will authorize it and/or any such attorney, to handle in your name your defense in the same proceeding, and represent you in all matters related thereto, according to the aforesaid.

3.3.
You shall cooperate with the Company and/or with any attorney as aforesaid in any reasonable manner as shall be required of you by any of them in handling such legal and/or administrative proceeding (including inquiry/investigation proceedings), provided that the Company shall arrange to cover all of the expenses entailed therein, in a manner that you shall not be required to pay or finance them yourself, all subject to the provisions of this Indemnification Letter.

3.4.
Whether the Company shall act according to the provisions of Section 3.2 above or not, it shall ensure the coverage of all of theexpenses and various other payments stipulated in Section 1.1 above in a manner that you shall not be required to pay them or finance them yourself, without such derogating from the indemnification secured to you according to the provisions of this Letter, all subject to the provisions of Section 2 above.

3.5.
Your indemnification in connection with any legal and/or administrativeproceeding (including inquiry/investigation proceedings) against you, as stated in this letter, will not apply with respect to any amount that shall be due from you following a settlement, arbitration or arrangement for abstention from institution of proceedings or cessation of proceedings in an administrative proceeding (“Arrangement”), unless the Company shall consent in writing to such settlementto such arbitration being conducted, or to engaging in such Arrangement, as the case may be. Notwithstanding the aforesaid, in an administrative proceeding, the Company’s consent as aforesaid shall only be required if the Arrangement imposes or is expected to impose on the Company financial liabilities (except for expenses of the proceedings). The Company shall not withhold its consent to such settlement, to such arbitration being conducted or to engaging in such Arrangement, as the case may be, for unreasonable grounds.

3.6.
The Company will not be required to pay, pursuant to this Letter, funds actually paid to you, or in your name or in your stead in any manner, in connection with an insurance policy or indemnification commitmentof any partyother than the Company. For avoidance of doubt, it shall be clarified that the indemnification according to this Letter shall apply in respect of all other amounts that may be due to you beyond (and in addition to) an amount to be paid (if any) in connection with such insurance and/or indemnification.

3.7.
Upon your request for a payment in respect of any case, pursuant to this letter, the Company shall employ all of the necessary actions according to law for payment thereof, and will act for the arrangement of any approval required therefor, if any, including a court approval, if and insofar as it shall be required.

4.
The Company’s undertakings according to this Letter are subject to the provisions of any law, as shall exist from time to time, including the provisions of the Companies Law, especially the provisions of Chapter 5 of Part VI of the Companies Law, addressing transactions with interested parties.

5.
The Company’s undertakings according to this letter shall be available to you and/or your estate, also after expiration of your term of office as an officer of the Company and/or Another Company, provided that the acts in respect of which the indemnification undertaking pursuant to this Letteris being granted were and/or shall be carried out during the period of your term of office as an officer of the Company and/or Another Company. It is further clarified that subject to the provisions of Section 12 of this Indemnification Letter, the Company’s undertakings according to this Indemnification Letter will apply also in respect of events which occurred prior to the signing of this Indemnification Letter.

6.
In the event that the Company shall pay you or in your stead any amounts in the context of this Letter in connection with proceedings as aforesaid, and it shall subsequently transpire that you are not entitled to indemnification from the Company for such amounts, such amounts shall be deemed as a loan given to you by the Company, which shall bear interest at the minimal rate required from time to time according to law, to avoid causing a taxable benefit, and you shall be required to repay such amounts to the Company, when you shall be requested to do so thereby in writing and according to a payment schedule to be determined by the Company, of which final repayment date shall not exceed 24 months.

7.	In this Indemnification Letter –

The “Companies Law” -	The Israel Companies Law, 5759-1999;
“Securities Law” -	The Israel Securities Law, 5728-1968;
The “Joint Investments Law”	The Israel Joint Investments in Trust Law, 5754-1994;
The “Advice Law” -	Israel Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995;
The “Insurance Supervision Law” -	The Israel Financial Services (Insurance) Supervision Law, 5741-1981;
The “Pension Funds Law” -	The Israel Financial Services (Pension Funds) Supervision Law, 5765-2005;
“Officer” -	In its meaning in the Companies Law and including an employee of the Company;
“Act” or any derivative thereof -
Including a resolution and/or omission (or any derivative thereof) implicitly, and including your acts prior to the date of this Indemnification Letter during the term of your office as an officer at the Company and/or Another Company;

“Administrative Proceeding” -
A proceeding pursuant to Chapter H3 (imposition of a monetary sanction by the authority), Chapter H4 (imposition of administrative enforcement measures by the administrative enforcement committee) or Chapter I1 (Arrangement for avoidance of institution of proceedings or cessation of proceedings, contingent upon conditions) of the Securities Law; Proceeding pursuant to Chapters J, J1 and K1 of the Joint Investments Law; Proceeding according to Chapters G1, G2 and H1 of the Advice Law;  Proceeding according to Chapter I1 of the Insurance Supervision Law and according to Chapter H of the Pension Funds Law; Proceeding for imposition of a monetary sanction according to Article D of Chapter 4 of Part IX in the Companies Law, as shall be amended from time to time; and also any other administrative proceeding which according to law, indemnification may be granted for payments related thereto or expenses incurred in relation thereto;

“Payment to a Party Injured by Breach” -
Payment to a party injured by breach as stated in Section 52(54)(a)(1)(a) of the Securities Law (including as applied in the Joint Investments Law and in the Advice Law); as well as payment to a party injured by breach imposed by the Commissioner of the Capital Market according to Section 92L of the Insurance Supervision Law or Section 47 of the Pension Funds Law.

All statements in the masculine, include feminine implicitly.

Any place where the name of a law or a section of law is referred to in this Indemnification Letter, the intention is to the form thereof as shall be amended from time to time (directly or through another law) and including regulations promulgated thereunder and provisions given according thereto.

8.
The Company’s undertakings pursuant to this Indemnification Letter shall be construed broadly and in a manner designed to fulfill the same, as far as is permissible by law, for the object for which they were intended. In any case of discrepancy between any provision of this Indemnification Letter and any provisions of mandatory law, which cannot be modified or supplemented, the said legal provision shall prevail, although this shall not prejudice or derogate from the validity of the remaining provisions in this Indemnification Letter.

9.	The Addendum to this Indemnification Letter constitutes an integral part hereof.

10.
The indemnification undertaking pursuant to this Indemnification Letter does not constitute a contract in favor of any third party, including any insurer, and no insurer shall have any right to demand the Company’s participation in a payment for which the insurer is liable according to the policy executed  therewith (except for the deducible amount).

11.
This Indemnification Letter shall be governed by Israeli law, and sole jurisdiction is conferred upon the court in Tel Aviv-Jaffa to hear disputes that shall derive from this Indemnification Letter. However, in case that a legal proceeding be instituted against you in another court by any third party, for which you are entitled to indemnification or any other right according to this Letter from the Company, the said court shall also be authorized to hear the disputes deriving from this Indemnification Letter, in respect of such proceeding.

12.
The provisions of this Indemnification Letter prevail any prior undertaking or agreement (prior to the signing of this Indemnification Letter), whether written or oral, between the Company and the officer on the matters specified in the Indemnification Letter, also in respect of events that occurred prior to the signing of this Indemnification Letter and prior to any indemnification being requested from the Company in respect thereof. The aforesaid is contingent upon a prior indemnification letter provided to the officer, if any, continuing to apply and remaining in effect in respect of any event that had occurred prior to the signing of this Indemnification Letter (even if indemnification in respect thereof was requested from the Company after the signing of the amended indemnification letter), if the terms of this Indemnification Letter worsen the indemnification terms for the officer in respect of such event, subject to any law.

In witness the Company has signed, through its signatories, who have been duly authorized.

Elron Electronic Industries Ltd

I confirm receipt of this Letter and confirm my agreement to all terms herein.

Date:

The Addendum

Subject to the provisions of law, these are the kinds of events:

1.
An offering, issue and self-purchase of securities by the Company or by a subsidiary, a corporation controlled by the Company or another company, in which the Company is a shareholder, directly or indirectly, or that the Company has any interest in whatsoever (the “Company”) or by a shareholder of the Company, including, but without derogating from the generality of the aforesaid, an offering of securities to the public pursuant to a prospectus or otherwise, a private placement or a securities offering in any other manner, or the issuance of bonus shares, or the performance of a tender offer or sale offer (including the offering of securities which was not ultimately executed), in or outside Israel, as well as other actions in respect of securities.

2.
An event deriving from the Company being a public company or a reporting corporation, as such terms are defined in the Companies Law, or deriving from the fact that its shares or other securities shall have been offered to the public or deriving from the fact that its shares or securities are traded on a stock exchange in or outside of Israel or are held by the public in Israel or abroad.

3.	Sale, purchase or holding of investments by or for or in the name of the Company.

4.
Events associated with the execution of investments by the Company in any corporations, before, during and after the investment is executed, during the engagement, the signing, development and monitoring, including actions performed in the name of the Company as a director, officer, employee or observer on the board of directors of the corporation in which the investment is being executed.

5.	Events related to consultation to the Company, performance and management of investments by the Company in any corporations.

6.
Transactions and acts of the Company in their meaning in Section 1 of the Companies Law, including the execution, cancellation thereof and/or actions or transactions that the Company shall refrain from implementing, negotiations for engagement in a transaction, due diligence inquiry (including the non-performance thereof), transfer, sale, lease, renting, pledge or purchase of assets or liabilities, including securities, or rights or grant or receipt of a right in any of them including a tender offer of any type or merger of the Company with another entity, receipt of credit and grant of securities, cooperation agreements, ventures and management agreements, as well as another transaction in securities issued and/or to be issued by the Company, all whether the Company is a party thereto or not, and whether the transactions and/or act as aforesaid be concluded or not for any reason.

7.
An act in respect of the issuance of licenses and permits, including, but without derogating from the generality of the aforesaid, approvals and/or exemptions related to antitrust, the Chief Scientist and the Commissioner of the Capital Market, Insurance and Savings at the Israel Ministry of Finance.

8.
An act or decision as well as any claim or demand either directly or indirectly connected with employment relations at the Company or held companies, employees’ rights, including, without derogating from the generality of the aforesaid, negotiations, engagement and implementation of personal or collective employment agreements, employee benefits, allocation of options and other securities, loans to employees, employment and engagement terms, compensation, admission to work, employment and non-employment, promotion of employees, handling pension arrangements, insurance and saving funds and other benefits, hygiene and safety at work and injuries at work and so forth.

9.
An act or omission related to information, representations, estimates, opinions, financial statements, reports or notices and applications for approval (as well as the actions underlying the same), filed with judicial and administrative authorities by the Company and/or in relation with the Company and its operations (even if not filed by the Company itself)(including the refraining from filing such report or notice) according to any law, including but without derogating from the generality of the aforesaid, the Companies Law or the Securities Law, including regulations promulgated thereunder, or according to rules or directives prevailing in the stock exchange in or outside Israel, or according to the directives of a qualified authority, including, without derogating from the generality of the aforesaid, the securities authority (in Israel and in the USA – SEC), the Antitrust Authority, Income Tax, the Databases Registrar, the Companies Registrar, the Trademarks Registrar, the Pledges Registrar, the Land Registrar, the Tel Aviv Stock Exchange Ltd., the Commissioner of the Capital Market, Insurance and Saving at the Ministry of Finance, the Supervisor of the Banks, local authorities, other qualified authorities in the field of communication, energy, planning and construction and so forth, whether in Israel or in other countries around the world, or according to the provisions of the tax laws applicable to the Company, as well as a claim or demand in respect of non-disclosure or failure to provide any type of information on the date required by law.

10.	Transferring information required or permitted for transfer according to law to companies who are interested parties in the Company.

11.	An act or omission in respect of voting rights in the Company or in held companies and the operation thereof.

12.
Any proceeding (including a claim) or demand in respect of intellectual property rights of the Company or of held companies, the registration thereof, enforcement and protection thereof, and/or in respect of a violation carried out or claimed to have been carried out of an intellectual property right and/or in respect of abuse through an act and/or omission in third party intellectual property by the Company or anyone on its behalf.

13.
An act or omission in respect of the taking out and/or activation and/or handling of insurance arrangements and/or risk management, as well as any matter in respect of negotiations in respect of insurance agreements, engagement in insurance agreements, terms of insurance policies and the activation of insurance policies.

14.
Any claim or demand filed by a lender or creditor of the Company in respect of funds loaned thereto thereby, and/or debts and/or undertakings of the Company and/or of a company held by the Company thereto.

15.	Any claim or demand filed by the purchasers, owners, lessors, tenants or other holders of assets or products of the Company, for damage or losses related to the use of the said assets or products.

16.
An act or omission in respect of issues in the field of environmental quality and/or in the field of planning and building, including any legal or administrative proceeding, whether in or outside Israel, in matters related, directly or indirectly, to environmental quality or the provisions of law, procedures or standards, as applicable in or outside Israel, in respect of environmental quality, and related, inter alia, to contamination, protection of health, production proceedings, distribution, use, handling, storage and transportation of hazardous materials including for bodily, property and environmental damage.

17.
Any act or omission related to the distribution, as defined in the Companies Law, including the purchase of the Company’s shares, provided that the indemnification for any such act or omission does not constitute breach of any law.

18.
Claim or demand addressing any act or omission performed for the change of the Company’s structure and/or reorganization thereof or any decision pertaining thereto, as well as any act, omission, claim or demand in respect of: merger, split, arrangement pursuant to the Companies Law, allotment or distribution as defined in the Companies Law.

19.
Expression, statement including a position or opinion  expressed in good faith by the officer while in office and in his capacity as officer, including in negotiations and engagements with suppliers or customers, and including within the context of meetings of the management, board of directors or any committee thereof.

20.
Any claim or demand filed in respect of an appointment or motion for the appointment of a receiver for the Company or in respect of a motion for dissolution against the Company or in respect of any proceeding for settlement or arrangement with creditors of the Company.

21.	Class actions or derivative actions in connection with the Company and its operations.

22.
Acts and/or omissions in respect of the application for and/or receipt and/or renewal of licenses and/or approvals and/or permits required for the operations and business of the Company or that led to the non-renewal or revocation and/or non-compliance of the Company therewith or with standards and/or directives and/or requirements and/or procedures of a qualified authority by virtue of laws and/or orders and/or regulations that are relevant to the operations and business of the Company.

23.
Proceedings, in or outside Israel, on matters related directly or indirectly, to the Israel Antitrust Law, 5748-1988 and/or to orders and/or regulations and/or rules promulgated thereunder, and/or approvals and/or permits issued by virtue thereof, including binding arrangements, mergers and monopolies.

24.
All matters related to the preparation and/or approval of financial statements including acts or omissions related to the adoption of financial reporting standards (including international financial reporting standards – IFRS), preparation and signature on the Company’s financial statements, consolidated or separate, as applicable as well as in connection with the preparation and/or approval of the Board of Directors report and/or business plans and projections and/or the provision of an estimate in respect of the effectiveness of the internal auditing in the Company and in respect of other issues included in the financial statements and the Board of Directors report, as well as provision of certifications referring to the financial statements – all, whether pursuant to the reporting requirements according to Israeli law or according to foreign law.

25.
All matters related to the preparation and/or filing of any reporting and disclosure document pursuant to securities laws in or outside Israel, including periodic reports according to the securities laws in Israel and the filing of periodic reports according to securities laws in the USA.

26.
An act or omission in respect of the formulation of a business plan, formulation of a work plan, including in respect of pricing, marketing, distribution, instructions to employees, customers, agents, marketers and suppliers and any cooperation, the Company’s policy and procedures thereof; execution of actions following or in accordance with the Company’s policy, procedures and proceedings prevailing therein, whether published or not.

27.
All matters related, directly or indirectly to the management of the Company’s investment portfolio and/or the bank accounts, including foreign currency deposits, securities, loans and credit facilities, charge cards, bank guarantees, letters of credit, investment consulting agreements, including with portfolio managers, hedging transactions, options, future contracts and so forth.

28.	Acts related to the filing of bids for tenders and/or franchises and/or licenses, of any type whatsoever.

29.	An act contrary to the incorporation documents of the Company.

30.	An act pertaining to a tax liability of the Company and/or of its shareholders.

31.	Breach of the provisions of any agreement to which the Company is party, whether actually performed or is claimed to have been performed.

32.
An act or decision, related directly or indirectly to the Company’s trade relations and/or the Company’s business, including with employees, external contractors, customers, suppliers, franchisers, consultants, tenants and service providers, or any third party conducting any type of business, directly or indirectly, with the Company, including negotiations, the execution and performance and/or non-performance of contracts with all of the aforesaid.

33.
Any claim or demand that are filed, by a third party suffering a bodily injury or damage to an asset, resulting from an act or omission which are attributed to the Company and/or employees, managersand/orofficers thereof and/or anyone on behalf thereof.

34.	Any action, act and/or omission which caused bodily harm, sickness, death and/or damage to property, including loss of use thereof.

35.
Decisions and/or acts pertaining to the Israel Consumer Protection Law, 5741-1981 and/or orders and/or regulations by virtue thereof, as well as decisions and/or acts pertaining to laws and/or regulations and/or orders and/or rules and/or directives of qualified authorities in matters of product liability, including without derogating from the generality of the aforesaid, the Israel Liability for Defective Products Law, 5740-1980, as well as legislation and regulation in the field of consumer health, as well as decisions and/or actions pertaining to the Israel Law for Supervision of Commodities and Services, 5756-1996 and/or orders and/or regulations promulgated thereunder.

36.	Decisions and/or acts related to the Israel Protection of Privacy Law, 5741-1981 and/or orders and/or regulations promulgated thereunder.

37.	Acts within the context of a legal proceeding or an administrative proceeding by the Company and/or against it or against an officer.

38.
Any of the events specified above, in connection with any Other Company (as defined in the beginning of this Indemnification Letter) as well as any of the events specified above, in connection with the capacity as a director or an officer on behalf of the Company or upon the request thereof in Another Company as stated above.

39.	Events related to recruitment and representation of potential investors in the Company.

40.	Involvement in a receivership or dissolution proceeding of held companies in which you served/are serving as a director.

41.
Any provision in this Addendum pertaining to the execution of a certain act, will be construed as referring also to the non-execution or refraining from execution of such act, unless the context of matters in a certain provision requires otherwise.